AURORA®

ANNUAL INFORMATION FORM

For the Financial Year Ended June 30, 2019

Dated September 10, 2019

ANNUAL INFORMATION FORM
In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Aurora”, “we”, “us” and “our” refer to Aurora Cannabis Inc. and its subsidiaries.
All financial information in this Annual Information Form is prepared in Canadian dollars, unless otherwise indicated, and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 10, 2019, unless otherwise stated.
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FORWARD-LOOKING STATEMENTS
This Annual Information Form contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Annual Information Form and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Certain forward-looking statements and information in this Annual Information Form include, but are not limited to the following:

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis-related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	future growth expansion plans;

•	expectations regarding production capacity, costs and yields; and

•	product sales expectation revenue.
The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” contained herein.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Annual Information Form.
“1769474” means 1769474 Alberta Ltd., a wholly owned subsidiary of AMI;
“ABCA” means Business Corporations Act (Alberta);
“ACE” means Aurora Cannabis Enterprises Inc., a wholly owned subsidiary of AMI;
“ACMPR” means Access to Cannabis for Medical Purposes Regulations;
“AIF” or “Annual Information Form” means this annual information form of the Company dated September 10, 2019 for the year ended June 30, 2019;
“Alcanna” means Alcanna Inc.;
“ALPS” means Aurora Larssen Projects Inc., a wholly owned subsidiary the Company;
“AMI” means Aurora Marijuana Inc., a wholly owned subsidiary of the Company;
“Anandia” means Anandia Laboratories Inc., a wholly owned subsidiary of the Company;
“App” means the Company’s mobile application for the purchase of medical cannabis;
“Aurora” or the “Company” means Aurora Cannabis Inc.;
“Aurora Deutschland” means Aurora Deutschland GmbH (formerly Pedanios GmbH), a wholly owned subsidiary of the Company;
“Aurora Eau” means the facility located in Lachute, Quebec;
“Aurora Mountain” means the Company’s production facility in Mountain View County near Cremona, Alberta;
“Aurora Nordic” means Aurora Nordic Cannabis A/S, a wholly owned subsidiary of the Company;
“Aurora Nordic 1” means Aurora’ Nordic’s 100,000 square foot production facility located in Odense, Denmark;
“Aurora Nordic 2” means Aurora Nordic’s 1,000,000 square foot production facility currently under construction located in Odense, Denmark;
“Aurora Polaris” means the 300,000 square foot expansion at the Edmonton International Airport that is currently under construction;
“Aurora Portugal” means Aurora Portugal Lda. (previously Gaia Pharm Lda.), a majority owned subsidiary of the Company and an applicant to become a licensed producer in Portugal that holds permits to construct a cannabis cultivation facility;
“Aurora Prairie” means the Company’s bio-secure growth facility located in Saskatoon, Saskatchewan;
“Aurora Ridge” means the Company’s 55,000 square foot facility located in in Markham, Ontario;
“Aurora River” means the Company’s 210,000 square foot indoor cultivation facility located in Bradford, Ontario;
“Aurora Sky” means the Company’s production facility located in Nisku, Alberta, at the Edmonton International Airport;

“Aurora Sun” means the Company’s production facility located in Medicine Hat, Alberta that is currently under construction;
“Aurora Vie” means the Company’s 40,000 square foot cannabis production facility located in Pointe-Claire, Quebec;
“BCBCA” means the Business Corporations Act (British Columbia);
“BCNL” means BC Northern Lights Enterprises Ltd., a wholly-owned subsidiary of the Company;
“Board” means the Board of Directors of the Company;
“Cannabis Act” means the Cannabis Act (S.C. 2018, c. 16), which came into effect on October 17, 2018 in respect of the regulation of the consumer use of cannabis nationwide in Canada;
“CanniMed” means CanniMed Therapeutics Inc., a wholly-owned subsidiary of the Company;
“Cann Group” means Cann Group Limited;
“CanvasRx” means CanvasRx Inc., a wholly owned subsidiary of the Company;
“CBD” means cannabidiol, an active ingredient and one of the primary cannabinoids derived from cannabis plants;
“Common Shares” means common shares in the capital of the Company;
“EU GMP” mean European Union Good Manufacturing Practice;
“Health Canada” is the Canadian Ministry of Health for Canada having regulatory oversight over and administration of the Cannabis Act and the ACMPR;
“Hempco” means Hempco Food and Fiber Inc., a wholly-owned subsidiary of the Company;
“ICC” means ICC Labs Inc., a wholly-owned subsidiary of the Company;
“KPMG” means KPMG LLP, the Company’s auditors;
“Licensed Producer” means an entity that holds all valid licenses in the jurisdiction it operates to cultivate cannabis;
“MedReleaf” means MedReleaf Corp., a wholly-owned subsidiary of the Company;
“MedReleaf Exeter” means the Company’s 1,000,000 square foot facility located in Exeter, Ontario;
“NI 51-102” means National Instrument 51-102;
“NI 52-110” means National Instrument 52-110;
“NYSE” means the New York Stock Exchange;
“Peloton” means Peloton Pharmaceuticals Inc., a wholly owned subsidiary of the Company;
“Radient” means Radient Technologies Inc.;
“TSX” means the Toronto Stock Exchange;
“TSXV” means the TSX Venture Exchange;

“UCI” means Urban Cultivator Inc., a wholly-owned subsidiary of the Company;
“U.S.” or “United States” means United States of America;
“UFC®” means the Ultimate Fighting Championship;
“VWAP” means volume weighted average price; and
“Whistler” means Whistler Medical Marijuana Inc., a wholly-owned subsidiary of the Company.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated under the BCBCA on December 21, 2006. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc.
The head office of Aurora is located at Suite 500 – 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The registered office of Aurora is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.
The Common Shares are listed on the TSX and NYSE under the trading symbol “ACB”, on the OTCBB under the symbol “ACBFF” and on the Frankfurt Stock Exchange under the symbol “21P”. Aurora is a reporting issuer in Canada in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and is reporting in the U.S. under the Securities Act of 1933.
Intercorporate Relationships
As of the date of this AIF, the Company operates its businesses through wholly-owned subsidiaries, which includes the following material subsidiaries:

•	Aurora Marijuana Inc., a holding company, which was incorporated under the ABCA on September 5, 2013.

•	Aurora Cannabis Enterprises Inc., a holder of license(s) under the Cannabis Act, which was incorporated under the ABCA on June 17, 2013.

•	1769474 Alberta Ltd., a holding company and the entity that leases the lands for some of our production facilities, which was incorporated under the ABCA on August 20, 2013.

•	2105657 Alberta Inc., a holding company and the entity that is holding land for the construction for the Aurora Sun production facility, which was incorporated under the ABCA on March 15, 2018.

•	Agropro UAB (“Agropro”), a company incorporated under the laws of Lithuania and a producer, processor and supplier of certified organic hemp and hemp products, which we acquired on September 10, 2018.

•
Borela UAB (“Borela”), a company incorporated under the laws of Lithuania and a producer, processor and supplier of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil, which we acquired on September 10, 2018.

•	Aurora Europe GmbH, a limited liability company incorporated under the laws of Germany, organized in May 2017.

•
Aurora Deutschland GmbH, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.

•	Aurora Larssen Projects Inc., which was incorporated under the ABCA on December 4, 2017 and which acquired Larssen Ltd., a consulting company for advanced greenhouse cultivation facilities.

•	CanniMed Therapeutics Inc., a producer of various cannabis products, which was incorporated under the Canada Business Corporations Act on October 31, 2016 and which we acquired on May 1, 2018.

•	MedReleaf Corp., a producer of various cannabis products, which was incorporated under the Business Corporations Act (Ontario) on February 28, 2013 and which we acquired on July 25, 2018.

•
Anandia Laboratories Inc., a research and development company, incorporated under the BCBCA, providing scientific research to the Company and testing services to patients and patient cultivars, which we acquired on August 8, 2018.

•	ICC Labs Inc., a company incorporated under the BCBCA which we acquired on November 22, 2018, and which, through its subsidiaries, is a producer of cannabis in Uruguay.

•	Whistler, a company incorporated under the BCBCA which holds the Whistler Facility and the Pemberton Facility, and which we acquired on March 1, 2019.

•	Hempco, a company that owns Hempco Canada Superfoods Inc., which is a producer of hemp products and which we acquired effective August 19, 2019.
The following chart sets out the material intercorporate relationships of Aurora:

GENERAL DEVELOPMENT OF THE BUSINESS
Three-Year History
Developments during the Financial Year ended June 30, 2017

•	On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx for a total consideration of $37 million.

•	On August 17, 2016, the Company closed a brokered private placement of 57,500,000 subscription receipts for gross proceeds of $23,000,000.

•
On September 12, 2016, the Company announced the launch of the world’s first App allowing for the purchase of legal medical cannabis. The feature-rich App, which was an immediate success, runs on both Apple and Android platforms, and uses data encryption between Aurora’s server and consumer devices, to ensure security and patient privacy.

•
On September 28, 2016, the Company closed a brokered private placement of 10% unsecured 18-month convertible debentures in the aggregate principal amount of $15,000,000, convertible into Common Shares of the Company at a price of $1.15 per share. On October 20, 2016, the Company elected to exercise its right to convert the remaining $5,000,000 principal amount of debentures and accrued interest.

•	On October 5, 2016, Aurora listed its Common Shares on the TSXV, and correspondingly delisted its Common Shares from the Canadian Securities Exchange.

•
On November 1, 2016, the Company closed a brokered private placement of 8% unsecured two-year convertible debentures in the aggregate principal amount of $25,000,000, convertible into Common Shares at a price of $2.00 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $3.00 per share for 10 consecutive trading days. On November 7, 2017, the Company elected to exercise its right to convert the remaining $4.12 million principal amount of debentures.

•	On January 20, 2017, ACE received its license to sell cannabis oil products to registered patients under the ACMPR. On April 19, 2017, the Company generated its first sale of cannabis oil products.

•
On February 28, 2017, the Company closed a private placement for gross proceeds of $75,009,375. The Company issued 33,337,500 units at a price of $2.25 per unit and each unit was comprised of one Common Share and one-half Common Share purchase warrant. On November 15, 2017, the Company elected to accelerate the expiry of 16,949,690 Common Share purchase warrants.

•
On March 1, 2017, Aurora unveiled the second generation of its popular App, incorporating a number of enhanced features to provide a significantly upgraded user experience to new and existing clients of the Company. Coupled with Aurora’s industry-leading same-day and next-day delivery services, the App further expands the Company’s e-commerce strategy, a key differentiator in the legal cannabis market. The next generation App, which includes an updated look and feel, enables the Company to communicate directly with clients via real-time push notifications for new product releases, send automated text reminders for upcoming account renewals, and introduces clients to a new message center with personalized Aurora Newsfeed.

•
On March 30, 2017, the Company’s Common Shares commenced trading on the OTCQX Best Market, operated by OTC Markets Group, after delisting such Common Shares from the OTCQB. Aurora’s Common Shares continued to trade under the ticker symbol “ACBFF”.

•
On April 28, 2017, the Company completed the acquisition of Peloton, a late-stage ACMPR applicant. Total consideration paid for the acquisition was $9,294,141, consisting of $4,717,404 in cash, 573,707 Common Shares.

•
On May 2, 2017, the Company completed a private placement of 7% unsecured two-year convertible debentures in the aggregate principal amount of $75,000,000, convertible into Common Shares at a price of $3.29 per share, subject to a forced conversion if the VWAP of the Common Shares equals or exceeds $4.94 per share for 10 consecutive trading days. On November 16, 2017, the Company elected to exercise its right to convert the remaining $73 million principal amount of debentures.

•
On May 2, 2017, the Company subscribed to the IPO of Cann Group on the Australian Stock Exchange (ASX: CAN) purchasing a 19.9% stake in Cann Group. On December 4, 2017, the Company announced it had increased its ownership stake in Cann Group from 19.9% to 22.9% by participating in an underwritten placement of shares price at A$2.50 per share.

•
In May 2017, Aurora acquired Aurora Deutschland, a leading wholesale importer, exporter and distributor of medical cannabis in the European Union. The Company acquired all of the issued and outstanding shares of Aurora Deutschland for a total consideration of $23.7 million consisting of €2,000,000 and 8,316,782 Common Shares.

•	On June 16, 2017, the Company obtained from Health Canada a two-year renewal of Aurora’s license to produce and sell dried cannabis and cannabis oils at Aurora Mountain.
Developments during the Financial Year ended June 30, 2018

•	Aurora received a license to cultivate cannabis and a license to sell cannabis at its facility in Pointe Claire, Québec on October 27, 2017 and June 29, 2018, respectively.

•	On July 24, 2017, the Company’s Common Shares commenced trading on the TSX and delisted from the TSXV effective July 21, 2017.

•	On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion of the debentures issued to the Company on February 13, 2017.

•
On September 29, 2017, the Company acquired BCNL and UCI, leading companies in the production and sale of proprietary systems for the indoor cultivation of cannabis, organic microgreens, vegetables and herbs. The acquisition represents an important step to serve patients who choose to grow their own cannabis and ultimately, the adult recreation market in Canada upon the anticipated legalization in October 2018, as well as provides differentiation into the rapidly growing healthy lifestyle-driven urban garden market. The Company acquired all of the issued and outstanding shares of BCNL and UCI for a total consideration of $5,512,947.

•
In September 2017, the Company received its export permit issued by Health Canada, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany through Aurora Deutschland. On September 18, 2017, the Company shipped its first 50 kg of dried cannabis from Aurora Mountain, to Berlin-based Aurora Deutschland, with further ongoing shipments planned.

•
On November 2, 2017, the Company completed a public offering and a concurrent private placement of units, raising proceeds of $69 million and $6 million, respectively. Each unit consisted of one Common Share and one Common Share warrant exercisable at a price of $4.00 per Common Share for a period of three years.

•
On November 6, 2017, the Company and Radient finalized a Master Services Agreement pursuant to which Radient has agreed to perform certain services for Aurora using its MapTM technology, as well as other technologies, as an independent contractor in relation to the development, commercialization and supply of standardized cannabis extracts. On December 11, 2017, the Company exercised all of its 15,856,231 common share purchase warrants of Radient for a total cost of $5,777,612. The Company also subscribed for 4,541,889 units at $1.37 per unit in Radient’s private placement. As a result, the Company increased its ownership interest in Radient from 8.8% to 19.18% on an undiluted basis.

•
On November 15, 2017, the Company acquired a 22.3% interest, on an undiluted basis, in Hempco through a private placement of Hempco’s common shares. Additionally, the Company had an option to increase ownership of Hempco to over 50% through: (i) the exercise of 10,558,676 warrants that were issued to the Company pursuant to the private placement; and (ii) the exercise of a call option agreement to purchase up to an aggregate of 10,754,942 shares from the majority owners of Hempco. On March 22, 2018 and May 15, 2018, the Company exercised its warrants and call option right, respectively, increasing the Company’s ownership interest in Hempco to 52.7%.

•
On November 28, 2017, the Company completed an offering of 115,000 special warrants exercisable into convertible debentures for gross proceeds of $115 million. On January 12, 2018, the special warrants were exercised into $115 million principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures was convertible into Common Shares at $6.50 per Common Share subject to a forced conversion if after four months and one day following closing, the VWAP of the Common Shares equals or exceeds $9.00 per Common Share for 10 consecutive trading days. On October 17, 2018, the Company announced that it had elected its right to convert all of the principal amount outstanding into Common Shares and the conversion was completed on November 16, 2018.

•
On November 30, 2017, the Company completed the acquisition of H2 Biopharma Inc. (“H2”). At the time, H2 was completing a state-of-the-art, purpose-built 48,000 square foot cannabis production facility located on 46 acres of land with significant expansion potential, which H2 has the right to acquire for $136,000. The Company acquired all of the issued and outstanding shares of H2 for aggregate consideration of $33,876,542 comprised of 1,910,339 common shares with a fair value of $15,282,704, $3,000,562 settlement of loan receivables, $14,956,545 contingent consideration payable and $636,731 in acquisition costs.

•
On December 4, 2017, the Company completed the acquisition of Larssen Ltd., a Canadian company that consults on the design, engineering and construction oversight for advanced greenhouse cultivation facilities. The Company acquired all of the issued and outstanding shares of Larssen Ltd. for aggregate consideration of $3,500,000.

•
On December 11, 2017 and January 4, 2018, the Company acquired an additional 7,200,000 shares and 3,194,033 shares of Cann Group, respectively, bringing the Company’s total ownership interest to approximately 22.9%.

•
In January 2018, Aurora Deutschland won a competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defense, which oversees medical cannabis productions and distribution in Italy. In March 2018, Aurora Deutschland delivered its first batch of medical cannabis to the Italian government.

•
On January 4, 2018, Aurora signed a binding term sheet for the formation of a Danish corporation with Alfred Pedersen & Søn, pursuant to which Aurora and Alfred Pedersen & Søn agreed to incorporate Aurora Nordic. Aurora Nordic was incorporated on February 12, 2018 and Aurora owns 51% of Aurora Nordic while Scandinavian Cannabis A/S, a Danish corporation owned by APS, owns 49% of Aurora Nordic.

•
On January 12, 2018, Aurora completed its investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”) with the purchase of an aggregate of $55,000,000 subscription receipts of TGOD at $1.65 per subscription receipt. Each TGOD subscription receipt converted into one unit of TGOD (a “TGOD Unit”) effective May 2, 2018, the date the common shares of TGOD commenced trading on the TSX. Each TGOD Unit consisted of one common share and one-half of one common share purchase warrant of TGOD. Each full warrant is exercisable to acquire one common share of TGOD at the exercise price of $3.00 per common share until February 28, 2021.

•
Aurora entered into a cannabis supply agreement with TGOD whereby Aurora has the right to purchase up to 20% of TGOD’s annual production of organic cannabis from TGOD’s Ancaster, Ontario and Valleyfield, Québec facilities. Aurora will also have the right to purchase up to 33% of TGOD’s organic cannabis production from the two facilities if Aurora increases its equity ownership interest in TGOD to a minimum of 31%, on a fully-diluted basis.

•
In February 2018, Aurora, through its subsidiary 2095173 Alberta Ltd., made a strategic investment in Alcanna by way of a non-brokered private placement. The Alcanna investment was structured in two phases, with an initial investment of $103,500,000 for an approximate 19.9% ownership interest in Alcanna, with an option for Aurora to increase its ownership stake up to 40% through exercising warrants granted to Aurora as part of the investment.

•
On February 28, 2018, Aurora entered into a cannabis supply agreement with Shoppers Drug Mart Inc. Under the terms of the agreement, Aurora shall sell cannabis products to SDM after SDM receives all applicable regulatory approvals to sell such cannabis products under the Cannabis Act, in accordance with purchase orders delivered by SDM to Aurora from time to time.

•
On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures in the aggregate principal amount of $230,000,000. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible into Common Shares at a price of $13.05 per Common Share subject to a forced conversion if the VWAP of the Common Shares exceeded $17.00 per Common Share for 10 consecutive trading days.

•
On March 15, 2018, Aurora completed its initial take-up of the common shares of CanniMed pursuant to its offer to purchase all of the issued shares of CanniMed. Aurora took up 21,309,517 CanniMed shares representing 86.8% of the total outstanding CanniMed shares on a fully diluted basis which, together with the 700,600 CanniMed shares purchased in the market prior to the expiry of the CanniMed offer by Aurora, represents 87.2% of the outstanding CanniMed shares. In consideration for the CanniMed shares taken up on March 15, 2018, Aurora issued 62,833,216 Common Shares and paid cash consideration of $130,979,347. On March 26, 2018, Aurora completed its second take-up of CanniMed shares, acquiring an additional 8.7% or 2,202,970 of CanniMed shares for consideration of approximately 6,495,679 Common Shares and $12,558,534 cash. On May 1, 2018, Aurora completed the purchase all of the issued and outstanding CanniMed shares by purchasing the remaining outstanding CanniMed shares.

•
On May 14, 2018, Aurora entered into an agreement with MedReleaf to acquire all the issued and outstanding common shares of MedReleaf in an-all share transaction. The acquisition was completed on July 25, 2018.

•
On May 28, 2018, Aurora Deutschland, signed a collaboration agreement with Heinrich Klenk GmbH & Co. KG (“Klenk”), one of Europe’s largest medicinal plant companies. Klenk, whose products are carried in over 25,000 pharmacies throughout Germany and Europe, has been importing, exporting, and processing medicinal plants and herbal raw materials for the pharmaceutical industry for over 90 years. Under the terms of the agreement, Aurora has launched a new cannabis brand in Germany called “Cannabis Klenk” which is produced in Canada, imported by Aurora Deutschland, and sold to German pharmacies through Klenk’s existing and wide-reaching pharmaceutical wholesale distribution network.

•
On June 5, 2018, Aurora Deutschland received an import license issued by the Malta Medicines Authority and became the first licensed supplier of medical cannabis to patients in Malta. Aurora Deutschland received the necessary export license from German authorities on June 21, 2018.

•
On June 6, 2018, the Company acquired a 19.99% interest in Capcium Inc., a privately-owned Montreal-based global leader in softgel manufacturing. Production of high-precision dosage controlled softgels is an extensive and complex process.

•	On June 12, 2018, the Company subscribed for 9,859,155 common shares of Choom Holdings Inc. at $0.71 per share for a cost of $7,000,000 representing an 8% ownership interest.

•
On June 20, 2018, Aurora announced that it intended to distribute units consisting of shares and warrants of its subsidiary, Australis Capital Inc. (“ACI”), to shareholders of the Company by way of a return of capital. The spin-out of ACI happened in the form of a distribution of units of ACI to resident holders of Common Shares. The distribution was paid on the basis of one Unit for every 34 Common Shares outstanding as of August 24, 2018. Each Unit consisted of one common share of ACI (“Australis Share”) and one Australis Share purchase warrant.

Developments during the Financial Year ended June 30, 2019

•
On July 2, 2018, the Company subscribed to a US $10,000,000 convertible debenture in a private company (“investee company”) which, if fully converted, would provide the Company with 14.3% interest. The debentures are convertible into common shares of the investee company at US $4.9585 at the option of Aurora until July 2, 2023.

•	On July 5, 2018, Aurora entered into an agreement with the Alberta Gaming, Liquor & Cannabis Commission to supply cannabis products for the adult consumer use market in the province.

•
On July 11, 2018, Aurora established a partnership agreement with Evio Beauty Group Ltd. Pursuant to the agreement, Aurora will collaborate with Evio Beauty Group Ltd. to develop a line of co-branded hemp seed oil cosmetic products and a collection of CBD-infused cosmetic products.

•
On July 11, 2018, the Company entered an agreement with CannaRoyalty Corp. to purchase CannaRoyalty Corp’s exclusive Canadian license to use and commercialize pre-roll technology developed by Wagner Dimas Inc. for an aggregate consideration of $4,477,580 in Common Shares.

•	On July 16, 2018, the Company reached an agreement with Shopify Inc. to leverage the Shopify platform as Aurora’s e-commerce engine for medical and consumer cannabis distribution.

•
On July 24, 2018, the Company received a Letter of Intent from Malta Enterprise, approving the Company’s application for the establishment of a seed-to-pharma cannabis operation, subject to certain conditions.

•
On July 25, 2018, Aurora completed the acquisition of all the issued and outstanding common shares of MedReleaf pursuant to a statutory plan of arrangement under the Business Corporations Act (Ontario) for total consideration of $2,644,007,029, comprised of 370,120,238 common shares at an exchange ratio of 3.575 Common Shares and $75,372,577 fair value of replaced share-based payments.

•	On July 30, 2018, Aurora received a Dealer’s License from Health Canada under the Controlled Drugs and Substances Act for Aurora Mountain.

•	On August 7, 2018, Aurora entered into a Letter of Intent whereby Aurora intended to acquire the cannabis business of HotHouse Consulting Inc., a provider of advanced greenhouse consulting services.

•
On August 8, 2018, Aurora acquired all of the issued and outstanding common shares of Anandia, a privately held company, in an all share transaction. Pursuant to the terms of the arrangement agreement, Aurora issued 12,716,482 shares and 6,358,210 warrants for total consideration of $98,152,673, with an additional $10,000,000 to be paid by way of the issuance of additional shares and warrants upon the achievement of future milestones.

•
On August 13, 2018, Aurora announced that it intended to participate in the German government’s announcement of restarting the tender process towards selecting a number of companies for domestic cultivation of cannabis.

•	On August 21, 2018, the Company announced it entered into a supply agreement with the Ontario Cannabis Stores, a key market in the Company’s adult consumer use strategy.

•	On August 22, 2018, the Company received Health Canada authorization to produce cannabis softgel capsules at Aurora Vie and began production immediately in partnership with Capcium Inc.

•
On September 4, 2018, the Company closed a $200 million debt facility with Bank of Montreal consisting of a $150 million term loan and a $50 million revolving credit facility, both of which will mature in 2021. The Company has an option to upsize the facility to a total of $250 million, subject to the implementation of the Cannabis Act. The debt facility is primarily secured by the Company’s Canadian production facilities.

•	On September 7, 2018, Aurora announced it had received a Health Canada production license for Aurora Eau and, through MedReleaf, had received its oils production license for its Aurora River facility.

•
On September 12, 2018, the Company purchased 100% of the issued and outstanding shares of Agropro and Borela for total cash consideration of €6,417,521 (approximately CAD$8.1 million) and Common Shares equivalent to €960,000 (approximately CAD$1.4 million).

•	On September 18, 2018, Aurora completed the distribution to shareholders and the public listing of ACI.

•
On September 18, 2018, the Company announced it, and its wholly-owned subsidiary MedReleaf, entered into additional supply arrangements with a number of provinces across Canada to supply a broad range of dried flower and higher margin products, such as pre-rolls, oils and capsules.

•
On October 16, 2018, the Company announced it had received the necessary compliance verification from Health Canada to release for sale its innovative, high-potency, vape-ready CBD oil product line under the brand Aurora Cloud. At the time, Aurora Cloud was the only vape-ready CBD product legally available in Canada.

•
On October 17, 2018, the Company announced that its Aurora Sky facility had been granted a sales license by Health Canada. The Company also announced that it had received a sales license from Health Canada permitting the sale of cannabis softgel capsules produced at its Aurora Vie facility.

•
On October 17, 2018, the Company announced it had elected to exercise its right under the indenture governing the Company’s 6.0% unsecured convertible debentures due November 28, 2022 to convert all of the principal amount outstanding into Common Shares of the Company. The conversion was completed on November 16, 2018 with the Company issuing an aggregate of 265,690 shares.

•	On October 23, 2018, the Company listed its Common Shares on the NYSE under the symbol “ACB”.

•
On October 25, 2018, the Company announced that the Polish Ministry of Health had granted the Company approval for its first shipment of medical cannabis to Poland, with the shipment to be made by Aurora Deutschland to a pain treatment center and a hospital in Warsaw.

•
On November 5, 2018, the Company increased its investment in Choom Holdings Inc. by an additional $20,000,000, through a convertible debenture maturing in four years and convertible into Common Shares: (i) at the option of Aurora, any time prior to the Maturity Date at a conversion price of $1.25 per Common Share, subject to a minimum conversion amount of $5,000,000, and (ii) at the option of Choom any time after the hold period has expired and the VWAP of Choom’s common shares on the Canadian Securities Exchange is $3.00 or more for a period of 10 consecutive trading days.

•	On November 5, 2018, the Company announced the official opening of its cannabis production facility, Aurora Eau.

•
On November 22, 2018, Aurora acquired all of the issued and outstanding common shares of ICC for total consideration of $262,901,209 comprised of 31,904,668 common shares and $7,663,865 fair value of replaced share-based payments issued to ICC shareholders.

•
On November 27, 2018, the Company announced that it had received an export request, secured the required export permit, and had completed its first shipment of medical cannabis products to the Czech Republic, making it the 21st country in which the Company operated in at that time. The initial purchase order was placed by, and products were shipped to Czech Medical Herbs s.r.o., a Czech pharmaceutical wholesaler, who subsequently supplies pharmacies throughout the Czech Republic. Czech Medical Herbs is a distributor of medicinal products with a specialization in Cannabis for medical use and medicinal products based on cannabinoids.

•	On December 3, 2018, the Company announced that it had commenced shipments of cannabis softgel capsules for both the Canadian medical and adult-use markets.

•
On December 6, 2018, the Company announced that Aurora Europe had been selected by the Luxembourg Health Ministry for the supply of medical cannabis to Luxembourg and an initial purchase order for approximately 20 kgs had been received. The Company received all required authorizations (import and export licenses) and as of that date, had commenced its first shipment of high-grade medical cannabis to Luxembourg’s Division de la Pharmacie et des Medicaments, representing the second time the Company received an order directly from a European government.

•
On December 7, 2018, the Company announced a relationship with Farmacias Magistrales SA. The status of this relationship is subject to ongoing negotiation and there is no guarantee that it will result in a formal agreement.

•
On December 13, 2018, the Company invested $10 million by way of brokered private placement in High Tide Inc., a privately held, Alberta-based, retail-focused cannabis and lifestyle accessories company. The Company received 10,000 senior unsecured convertible debentures priced at $1,000 per debenture, bearing an interest rate of 8.5% per annum, and convertible in aggregate to 13,333,333 common shares of High Tide Inc. at $0.75 per share.

•
On January 14, 2019, the Company announced it had entered into a Letter of Intent to acquire all the issued and outstanding shares of privately held Whistler. The acquisition was completed on March 1, 2019.

•
On January 24, 2019, the Company closed a private offering of convertible senior notes due in 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers’ over-allotment option). The notes are unsecured and will mature on February 28, 2024. The notes bear cash interest semi-annually at a rate of 5.5% per annum.

•	On February 4, 2019, the Company announced that its extraction technology partner, Radient, had received its Standard Processing License from Health Canada.

•
On February 11, 2019, the Company announced it completed its first commercial export of cannabis oil to the United Kingdom (UK), making it one of the first Canadian companies to commercially supply cannabis-based medicines into the UK under the new legal framework that came into effect on November 1, 2018.

•
On February 12, 2019, the Company announced the construction of a 300,000 square foot expansion at the Edmonton International Airport adjacent to Aurora Sky. The new facility, named Aurora Polaris, is intended to serve as the Company’s centre of excellence for the industrial-scale production of higher margin, value-added products, such as edibles, in anticipation of their legalization on October 17, 2019.

•
On February 25, 2019, the Company announced that both its Aurora Sky and Aurora River facilities were fully-licensed by Health Canada for the production and sale of cannabis and cannabis derivative products.

•
On February 26, 2019, the Company announced that it had agreed to terms to acquire a 51% ownership interest in Gaia, a license applicant in Portugal, to establish a local facility to produce medical cannabis and derivative products. On February 21, 2019, Gaia received approval of its application to construct an EU GMP compliant cannabis cultivation facility from INFARMED, a division of the Portuguese Health Ministry, which is responsible for the evaluation, authorization, regulation, and control of human medicines as well as health products for the protection of public health. The company was renamed “Aurora Portugal”.

•
On March 1, 2019, the Company completed the acquisition of Whistler in an all-share transaction pursuant to the terms of an amalgamation agreement for total consideration of $158,107,135. On closing, the Company issued 13,460,833 Common Shares to Whistler shareholders, with two milestone payments in the amounts of $30,000,000 and $10,000,000 payable upon certain conditions being met.

•
On March 11, 2019, the Company announced that it had commenced the sale of cannabis oils to German pharmacies following receipt of all necessary approvals from the Canadian and German regulatory authorities.

•
On March 13, 2019, the Company appointed Nelson Peltz as a strategic advisor. Mr. Peltz is also advising on the Company’s global expansion strategy. Services are being provided to the Company through 280 Park ACI Holdings, LLC. In consideration for the services, the Company granted stock options to purchase 19,961,754 Common Shares at $10.34 per share.

•
On April 2, 2019, the Company filed a preliminary short form base shelf prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC.

•
On April 5, 2019, the Company announced it was selected by the German Bundesinstitut für Arzneimittel und Medizinprodukte BfArM (Federal Institute for Drugs and Medical Devices) as one of three winners in the public tender to cultivate and distribute medical cannabis in Germany. The Company was awarded the maximum number of five of the 13 lots in the tender over a period of four years. The cannabis produced will be sold to the German government and supplied to wholesalers for distribution to pharmacies.

•
On April 16, 2019, the Company announced that it had entered into a binding letter agreement with Hempco outlining the basic terms and conditions upon which the Company will acquire all of the issued and outstanding common shares of Hempco not already owned by the Company. In consideration, Aurora has agreed to pay $1.04 per Hempco Share, payable in Common Shares, reflecting a valuation of approximately C$63.4 million on a fully diluted basis.

•
On April 24, 2019, the Company completed the acquisition of all of the issued and outstanding common shares of privately held Chemi Pharmaceuticals Inc., an Ontario-based laboratory specialized in providing high-quality analytics services to the pharmaceutical and cannabis industries, in a cash and share transaction comprised of a cash payment and share consideration of 83,299 shares paid on closing and 41,649 payable upon achievement of certain milestones.

•
On April 26, 2019, the Company and EnWave Corporation entered into a royalty-bearing commercial license agreement, providing the Company with the exclusive rights to EnWave Corporation’s patented Radiant Energy Vacuum (REV™) drying technology for the production of cannabis materials in the European Union, excluding Portugal. The Company also secured exclusive license options for both Australia and South America, excluding Peru, exercisable pursuant to minimum REV™ machine purchase order requirements. In addition, the Company made a $10 million investment in EnWave Corporation.

•
On May 9, 2019, the Company announced that Aurora Deutschland was selected by the Luxembourg Health Ministry as the exclusive supplier in a public bid to supply a second delivery of medical cannabis to Luxembourg. Under the terms of the bid, the medical cannabis produced will be sold to Luxembourg’s Division de la Pharmacie et des Medicaments, representing the second time the Company has received an order directly from the Luxembourg government.

•
On May 21, 2019, the Company entered into an exclusive, multi-year, multi-million-dollar, global partnership with UFC® that is expected to significantly advance further clinical research on the relationship between 100% hemp-derived CBD products and athlete wellness and recovery, with a view to accelerating CBD product development and education. Research will be conducted at UFC’s Performance Institute in Las Vegas, Nevada, in collaboration with UFC’s sports performance team and athletes who choose to participate in the studies.

Developments Subsequent to the Financial Year ended June 30, 2019

•
On July 15, 2019, the Company announced it had received Health Canada licenses for outdoor cultivation at two Canadian sites. The new sites in Quebec and British Columbia will be used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production.

•
On July 18, 2019, the Company announced it had been selected as the only winner of the Italian government’s public tender to supply medical cannabis in Italy. The supply contract is expected to be signed in September 2019. The tender saw Aurora selected as the sole winner of three lots to supply the Italian market, which is one of the most strictly regulated medical cannabis markets in the world. Aurora will supply a minimum of 400 kg of medical cannabis over the two-year contract with the cannabis coming from its Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland. The cannabis will be sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.

•
On July 24, 2019, the Company and UFC® launched a joint clinical research program to examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound healing, and recovery on mixed martial art athletes. The research program will produce multiple studies under the terms of the recently-established partnership. Once complete, any resulting product will come to life in the U.S. under the new high-performance sports brand ROAR Sports, a portfolio of high-quality, hemp-derived CBD topical treatments scientifically formulated with elite athletes in mind. Through analysis of athlete needs and scientific data, ROAR Sports will challenge the status quo, seek to alleviate the stresses of competition, and strive to earn designation as the “Official CBD product of UFC®.”

•
On August 15, 2019, the Company announced that it had secured commitments from an expanded syndicate of lenders to amend and upsize its existing $200,000,000 secured credit facility. The amended secured credit facility consists of an additional $160,000,000 allocated between both term loans and a revolving credit facility, both of which will mature in August 2021. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39,125,000 under the same terms of the existing agreement. Closing of the amended credit facility was announced on September 9, 2019.

•	On August 19, 2019, the Company completed the acquisition of all of the shares of Hempco.

•
On September 3, 2019, the Company disposed of its remaining 28,833,334 common shares of TGOD, representing 10.5% of the issued and outstanding shares of TGOD, at a price of $3.00 per share for aggregate gross proceeds of $86.5 million. As a result of this transaction, Aurora no longer holds any shares of TGOD, however does continue to hold warrants to purchase 16,666,667 shares of TGOD.

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DESCRIPTION OF THE BUSINESS
General
Aurora is one of the world’s largest and fastest growing cannabis companies. The Company has grown both organically and via strategic acquisition with the vision of creating a world-class cultivation platform producing high-quality, consistent cannabis for both the global medical and Canadian consumer use markets. Underpinning this vision is Aurora’s differentiated purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, with lower risk of crop failure which allows the Company to achieve industry-leading per-unit production costs. We also recognize the need for robust research into the myriad of potential medical uses of cannabis and, as such, have built a leading plant and human science team.
With leadership established in the Canadian market, the Company is rapidly growing its international footprint to address the growing number of countries legalizing medical cannabis use around the world. Aurora has established operations in 25 countries around the globe and expects to increase this international footprint as government legislation permits.
The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently views its primary market opportunities as follows:

•
Global medical cannabis market: Production, distribution and sale of pharmaceutical grade cannabis products in countries around the world where permitted by government legislation. Currently, there are 50 countries around the world which have implemented some form of access to cannabis for medical purposes regimes, and Aurora’s current principal markets include Canada, Germany, Denmark, Italy, Poland and Australia;

•
Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented regulated consumer use cannabis regimes, and Aurora has established operations in both countries. However, the Company believes that the increasing popularity of medical cannabis regimes globally will eventually lead to increased legalization of adult-use consumer markets. Aurora believes its investment in international infrastructure and leading global market position today uniquely positions the Company to capture these opportunities as legalization evolves globally; and

•
Global hemp and hemp-derived CBD market: The Company expects consumer demand for products including hemp or CBD derived from hemp plants to be an exciting growth opportunity in the coming years. In order to capitalize on this market potential, the Company has begun to establish Aurora Hemp – an integrated operating unit to execute the global hemp strategy. Aurora Hemp will address both food-based hemp opportunities as well as hemp-derived CBD market opportunities. At the core of this CBD strategy is a commitment to scientific research to examine the use of CBD derived from hemp as an effective treatment for pain, inflammation, wound-healing and recovery driven by the Company’s partnership with the UFC®. The Company believes that the most important near-term market opportunity for hemp and hemp-derived CBD is in the United States. The Company expects to invest in growing its hemp-market infrastructure in the United States both organically and via acquisition as markets dictate.

Corporate Strategy

The global cannabis industry is a rapidly developing business opportunity that offers the potential to positively and significantly impact the lives of millions of people worldwide. Aurora’s strategy is squarely focused on establishing a strong leadership position in three distinct, rapidly growing markets that the Company currently operates in today: medical cannabis, consumer cannabis, and hemp-derived CBD.
This growth strategy is built upon a foundation supported by Aurora’s unique competitive advantages:

Cultivation
Each of Aurora’s state-of-the-art production facilities are purpose-built, completely contained, and environmentally-controlled. These facilities produce high-quality cannabis at massive scale, leveraging significant automation and precision environmental control to produce reliable, consistent and high-yield crops at low costs. These factors are critically important in the development of a strong global reputation with governments and consumers.
Medical Commitment
With a patient-first philosophy, Aurora is committed to providing patients worldwide with access to consistent and effective medical cannabis products. A growing number of progressive countries around the world have established legal medical-cannabis programs, of which Canada has the most sophisticated market, and Aurora is the Canadian market leader. Aurora has more than 85,000 medical patients in Canada and has developed a strong presence in Europe and an emerging presence in Latin America. With the continued expansion of the Company’s global footprint, servicing the needs of patients worldwide remains the greatest near-term international opportunity for Aurora.
Scale and Global Reach
Aurora currently operates in 25 countries across 5 continents. With 15 facilities producing or under construction, Aurora has built the necessary scale to lead the cannabis industry on an international level. Each of Aurora’s facilities are built to meet EU GMP standards, a key certification required for sale of products into European medical cannabis markets.
Science and Intellectual Property
Aurora is a science-driven cannabis company focused on developing and commercializing evidence-based intellectual property in product innovation, plant and human science areas. The focus on the development of cannabis breeding and genetics drives production efficiencies, yield enhancements and the creation of disease-resistant strains. Aurora is pursuing clinical research studies and trials that generate data to support evidence-based decisions made by doctors, other healthcare professionals, and government policy makers. Leveraging the Company’s strong R&D platform, Aurora’s product development team has introduced new, innovative products under the industry’s current strict regulatory framework and is continuing to develop the next generation of products that will be in demand for both the medical and consumer markets.
Strategic Partnerships
Established leaders in mature industries have a role to play in the development of the global cannabis and hemp-derived CBD markets. Acting as the Company’s strategic advisor, Nelson Peltz is an important member of the Aurora team that is working together to evaluate various consumer product companies for potential collaboration across different industry verticals. With strong operations across the value chain, Aurora intends to realize the full potential of its assets in the cannabis and hemp industries with strategic partners that complement the Company’s abilities and can accelerate our growth.
U.S. Market Strategy
The United States represents the largest cannabis and hemp-derived CBD market globally, and as such Aurora is committed to establishing a substantial operating footprint in the U.S. As part of the U.S. market strategy, we are considering the Company’s stakeholders and how various state and federal regulations will affect the Company’s business prospects. A number of alternatives to grow our presence in the U.S. market are under evaluation and the Company is committed to only engage in activities which are permissible under both state and federal laws. We believe there are currently market opportunities that are legal at both state and federal levels that can add operating cash flow and be critical pillars of Aurora’s strategy and long-term success.

Production Facilities and Licenses
Our cannabis products are cultivated and manufactured in our twelve licensed production facilities, with an additional three facilities under construction, described in the following table.

	LOCATION	SIZE	CAPACITY	STATUS	LICENSE
					Cultivation	Sale	EU GMP
1. Aurora Mountain	Mountain View, Alberta, Canada	55,200 ft2	4,800 kg/year	Operating since 2015	●	●	●
2. Aurora Vie	Pointe Claire, Quebec, Canada	40,000 ft2	4,000 kg/year	Operating since June 2018	●	●
3. Aurora Eau	Lachute, Quebec, Canada	48,000 ft2	4,500 kg/year	Facility in full operation	●	●
4. Aurora Sky	Edmonton, Alberta, Canada	800,000 ft2	>100,000 kg/year	Facility in full operation	●	●
5. Aurora Sun	Medicine Hat, Alberta, Canada	1,620,000 ft2	>230,000 kg/year	Initial production beginning late calendar 2019, subject to licensing, and ramp-up to full production over coming quarters as demand grows
6. Aurora Air	Edmonton, Alberta, Canada	21,000 ft2	Not publicly stated	Not under full production yet. Recently received a standard processing license
7. Aurora Valley	Westwold, British Columbia, Canada	9,017,000 ft2	Not publicly stated	Not under full production yet. Recently received a cultivation license	●
8. Aurora Nordic 1	Odense, Denmark	100,000 ft2	8,000 kg/year	Facility construction complete	●
9. Aurora Nordic 2	Odense, Denmark	1,000,000 ft2	>120,000 kg/year	Construction work to continue with final commissioning to be subject to market demand growth
10. Aurora Prairie	Saskatoon, Saskatchewan, Canada	97,000 ft2	19,000 kg/year	Operating since 2004. Facility upgrades underway	●	●
11. Aurora Ridge	Markham, Ontario, Canada	55,000 ft2	7,000 kg/year	Operating since 2014	●	●	●
12. Aurora River	Bradford, Ontario, Canada	210,000 ft2	28,000 kg/year	Facility in full operation	●	●
13. Exeter	Exeter, Ontario, Canada	1,000,000 ft2	105,000 kg/year	Land and building purchased
14. Whistler Alpha Lake	Alpha Lake, British Columbia, Canada	12,500 ft2	500 kg/year	Operating since 2014	●	●
15. Whistler Pemberton	Pemberton, British Columbia, Canada	62,000 ft2	>5,000 kg/year	Phase 1 in operation and Phase 2 expected to be completed in September 2019	●
16. ICC Labs	Canelones, Uruguay	21,000 ft2	27,135 kg/year	Facility in full operation	●	●
17. Aurora Portugal	Portugal	38,000 ft2	4,000 kg/year	Construction work to continue with final commissioning to be subject to market demand growth
Estimated annual production capacity is based on the Company’s experience in growing cannabis and data available concerning the wide variety of strains under growing conditions maintained at its facilities. The material assumptions on which the actual or expected annual kilograms harvested is determined include, but are not limited to:

•	the number of cultivation rooms in the facility;

•	the planned (or actual) number of plants each cultivation room is built to contain;

•	the average per gram yield per plant based on Aurora’s historical averages for the strain and growing conditions;

•	the number of harvests (turns) planned (or realized) per year; and

•	licensing from the relevant governmental authority to operate at the stated capacity.
Aurora Mountain
In April 2015, the Company completed the construction of a custom 55,200 square foot indoor growing, production and distribution facility located in Mountain View County near Cremona, Alberta and termed as “Aurora Mountain”. Aurora Mountain is an office and plant production building of pharmaceutical production grade quality with hydroponic greenhouse high-pressure sodium lighting and nutrient delivery equipment which is capable of producing up to 4,800 kgs of medical cannabis per year.
In August 2017, the facility received EU GMP certification - the standard required by the German government for export to that market. On September 18, 2017, the Company began exporting dried medicinal cannabis flower to Germany. On July 30, 2018, the Company received a Dealer’s License from Health Canada under the Controlled Drugs and Substances Act for Aurora Mountain.
Aurora Vie
On April 28, 2017, through the acquisition of Peloton, the Company acquired a 40,000 square foot cannabis production facility in Pointe-Claire, Quebec, which had received a ready-to-build letter from Health Canada in 2014. The Company estimates that as of the date of acquisition, construction at Aurora Vie was approximately 80% complete. During the last half of 2017, the Company completed construction at Aurora Vie and received its cultivation license from Health Canada in October 2017. On June 29, 2018, the Company received its sales license from Health Canada. The facility has a capacity of producing up to 4,000 kgs of cannabis annually.
Aurora Vie has been retrofitted in association with our investment in Capcium Inc. to develop softgel capsules for the consumer and medical market and the approval for sale of these capsules was received in fall 2018.
Aurora Eau
Through the acquisition of H2, the Company acquired Aurora Eau located in Lachute, Quebec on 46 acres of land, which the Company has the right to acquire for $136,000. The facility is 48,000 square feet with a production capacity of up to 4,500 kg per year and was purpose-built to EU GMP standards. Aurora Eau received its Health Canada production license on September 7, 2018 and is now operating at full production capacity.
In May 2019, Aurora Eau received an outdoor license for an additional 21,000 square feet of growing capacity next to the indoor cannabis facility. This outdoor space is expected to harvest its first crop in fall 2019.
Aurora Sky
Aurora Sky is located at the Edmonton International Airport. Construction was substantially completed in January 2019 and the facility is now operating at full capacity. On February 25, 2019, the Company announced that Aurora Sky was fully licensed by Health Canada for the production and sale of cannabis and cannabis derivative products.
With a total footprint exceeding 800,000 square feet, Aurora Sky can produce more than 100,000 kgs per year of high-quality cannabis.
Aurora Sun
The Company began construction at Aurora Sun in June 2018. It was initially anticipated that this facility would measure 1.2 million square feet, being readily expandable to 1.5 million square feet. On April 10, 2019, the Company announced that, in order to support rapidly growing demand for high-quality medical cannabis in Canada and international markets,

Aurora Sun will be expanded to 1.62 million square feet, representing a 33% increase in square footage. Aurora Sun is being built in compliance with EU GMP standards. The Company anticipates benefiting from the positive local government and community support, municipality-owned utilities offering low energy costs and free power transmission, as well as country-leading annual sunshine hours in Medicine Hat to accelerate construction timelines and continue reducing production and operating costs. Initial production at this facility is expected in late calendar 2019, with a ramp-up to full production over the coming quarters as demand grows. At full capacity, Aurora Sun is expected to produce up to 230,000 kgs of annual capacity, and such capacity is intended to serve both the pending Canadian adult consumer market and the rapidly-expanding international medical markets.
Aurora Nordic Facilities
Aurora Nordic 2 will be a one million square foot fully automated cannabis production facility located in Odense, Denmark. Construction of Aurora Nordic 2 has commenced and will continue with final commissioning to be subject to market demand growth. Aurora anticipates cannabis production capacity at Aurora Nordic 2 to be up to 120,000 kgs per year.
In order to accelerate time to market, Aurora Nordic has completed retrofitting Aurora Nordic 1, an existing 100,000 square feet greenhouse. Once licensed for the sale of cannabis, the facility should produce approximately up to 8,000 kgs of cannabis per year.
Aurora Prairie
Through the acquisition of CanniMed, the Company acquired the biosecure growth facility located in Saskatoon, Saskatchewan comprising of a 97,000 square foot above-ground production facility and a 96,000 square foot support building. The 97,000 square foot facility houses 30 large individual production growth chambers and has a total growing capacity of up to 19,000 kgs. The 96,000 square foot support building houses the Company’s administrative infrastructure, including laboratories, quality control facilities, maintenance areas, a customer care center and shipping and distribution facilities. Aurora Prairie is equipped with a robust state-of-the-art security system, with over 400 separate security devices. Aurora Prairie also houses five separate Level 7 security compliant vaults, which are required for the storage of controlled substances. Aurora Prairie is focused primarily on the commercialization of medical cannabis, as well as the research and development of new strains of cannabis.
Aurora Ridge
Through the acquisition of MedReleaf, the Company acquired a 55,000 square foot facility in Markham, Ontario. Aurora Ridge is a modern, fully-operational facility that has approximately 23,500 square feet of dedicated cultivation space organized into 10 cultivation rooms, and approximately 31,500 square feet of support and auxiliary services space, including areas for propagation, trimming, drying, oil extraction, shipping, storage, water treatment, laboratories, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, management offices, and a patient care center. Aurora Ridge received its EU GMP certification in August 2018.
Aurora River
Through the acquisition of MedReleaf, the Company acquired a 210,000 square foot indoor cultivation facility in Bradford, Ontario. Aurora River includes areas for propagation, trimming, drying, commercial-scale oil extraction, pharmaceutical-grade manufacturing, shipping, storage, water treatment, laboratories, plant-based and analytical research and development facilities, quality assurance and quality control facilities, maintenance areas, shipping and distribution areas, and administrative offices. Aurora River received its oils production license in September 2018.
On February 25, 2019, the Company announced that Aurora River had received full Health Canada licensing for the production and sale of cannabis. Built to EU GMP specifications, Aurora River features 17 independently climate-controlled grow rooms. Designed for large-scale, hang-dried, hand-manicured production, 13 of the flower rooms are currently in production to service the consumer and medical markets and the facility’s cultivation space is now completely licensed and planted. The Company expects a production capacity of up to 28,000 kg of high-quality cannabis per annum.

MedReleaf Exeter
Through the acquisition of MedReleaf, the Company acquired a property in Exeter, Ontario, consisting of one million square feet of existing greenhouse infrastructure on a 69-acre property, along with 95 acres of adjacent land. The Company is considering the sale of this property as the Company has other facilities built or under construction that are more economical to operate and provide the capacity of production for the Company’s domestic and export requirements.
Whistler Alpha Lake Facility
Secured through the acquisition of Whistler, Whistler Alpha Lake is a 12,500 square foot facility located in Whistler, British Columbia. Whistler Alpha Lake is certified by the Fraser Valley Organic Producers Association and conforms to International Organic growing standards. The facility has a designed capacity of up to 500 kg per year and is fully licensed by Health Canada for the production and sale of cannabis.
Whistler Pemberton Facility
Through the acquisition of Whistler, the Company also acquired the Whistler Pemberton Facility, an existing partially licensed, purpose-built, state-of-the-art facility that has been constructed in compliance with EU GMP standards. The facility, with a designed capacity of up to 5,000 kg per year, is anticipated to reach full capacity in the fall of 2019, subject to licensing.
ICC Labs Facilities
Through the acquisition of ICC Labs, the Company has acquired two facilities which are currently in full production, consisting of an aggregate of 21,000 square feet of greenhouse production in Colombia and Uruguay.
Aurora Portugal
In February 2019, the Company announced that it had agreed to terms to acquire a 51% ownership interest in Gaia Pharm Lda (renamed Aurora Portugal in 2019), a license applicant in Portugal, to establish a local facility to produce medical cannabis and derivative products. Prior to the acquisition, Gaia Pharm Lda. received approval of its application to construct an EU GMP-compliant cannabis cultivation facility from INFARMED, a division of the Portuguese Health Ministry, which is responsible for the evaluation, authorization, regulation, and control of human medicines as well as health products for the protection of public health. Upon completion, the first phase of the facility is expected to have a production capacity of approximately up to 2,000 kgs per annum and up to 4,000 kgs per annum upon completion of the second phase. Construction at this facility has commenced, with final commissioning to be subject to market demand growth.
Research and Analytical Testing Facilities
In addition to our production facilities, we have the following facilities which are used for research activities and analytical testing:

	LOCATION	SIZE	STATUS	License (Research)
Aurora Comox	Comox, BC	22,500 ft2	Licensing and construction underway
Anandia UBC	Vancouver, BC		Operating research facility	●
Anandia GNW	Vancouver, BC	12,700 ft2	Licensed analytical testing facility as of July 2019. Research licensing underway	● (Analytical testing)
Anandia Chemi	Ontario		New acquisition licensed analytical facility.	● (Analytical testing)

Storage and Security
The Cannabis Act prescribes physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with cannabis. All facilities currently in production operate in accordance with the Cannabis Act requirements, including in relation to the security requirements. Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. As of the date hereof, there are no material outstanding inspection issues with Health Canada.
Cannabis Products
Aurora’s principal market is patients who use medical cannabis in Canada and other international jurisdictions, as well as the adult consumer market in Canada. The Company has currently reached over 85,000 active and pending registered patients after initiating product sales in January 2016, which management believes to be the fastest rate of patient registration for a Licensed Producer after the launch of commercial operations.
The Company is authorized to cultivate and sell dried cannabis, cannabis oils, and capsules pursuant to the requirements of the Cannabis Act. The Company’s cannabis products can be ingested in a variety of ways, including smoking, vaporizing, and consumption in the form of oil or capsules. In October 2019, the Company will be able to apply to Health Canada for a license for edible cannabis, cannabis extracts and cannabis topicals, as further discussed below.
Through the acquisition of CanniMed, MedReleaf and Whistler, the Company also acquired their highly-respected portfolios and proprietary property.
CanniMed produces a number of strains of dried cannabis, varieties of cannabis oil and capsules, and topicals kits for medical patients. CanniMed also sells vaporizers, consumable vaporizer accessories (e.g., valves, screens, etc.) and herb mills for using CanniMed herbal cannabis products.
MedReleaf produces numerous strain varieties of dried cannabis, cannabis oils, and cannabis oil capsules. MedReleaf’s plant genetics department carefully breeds new varieties of cannabis plants resulting in unique varieties of cannabis. In addition, in July 2013, MedReleaf entered into a strategic alliance with Tikun Olam Ltd. whereby MedReleaf obtained an exclusive license to exploit exclusive varieties of cannabis and access to extensive patient data that Tikun Olam Ltd. had gathered for over a decade.
Whistler has developed a strong reputation with patients and consumers alike for providing premium quality cannabis products. Founded in 2013, Whistler is one of Canada’s original ten Licensed Producers, and was the first Licensed Producer to obtain organic certification and sell a full suite of organic certified cannabis products. Whistler has commercialized more than 30 flower varieties and strain-specific oil products from an extensive genetics bank of over 150 strains. Whistler has large-scale cold-water extraction technology and processes, which have helped create a full suite of organic certified oil products (including THCA, CBG, and high CBD oils).
New Products and Accessories
Aurora has a variety of new medical cannabis products at various stages of development, including oral, topical, edible and inhalable products. These products will need to be approved by Health Canada before they can be offered. No assurance can be given that the Company will succeed in bringing any of these products to market. See “Risk Factors”.

In addition to medical cannabis products, we also sell a variety of accessories including grinders, vaporizers and its exclusive lockable containers, and continue to explore expanding these offerings for our patients.
Patient Counseling and Outreach Services
Aurora provides patient counseling and outreach services through our subsidiary CanvasRx. CanvasRx helps patients learn how to safely and effectively use medical cannabis, how to select a strain from the hundreds available in Canada and register with their choice of Licensed Producer. CanvasRx has 28 physical locations in Alberta, Ontario, and Quebec, and is the largest medical cannabis counseling and outreach service in Canada. Over 12,300 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics and CanvasRx has now helped more than 80,000 Canadian patients access medical cannabis.
CanvasRx plays an important role in supporting the medical cannabis segment domestically and internationally through the ongoing education of physicians and patients interested in learning more about the medical benefits of cannabis and the procedures under applicable regulations to obtain cannabis. CanvasRx increases Aurora’s presence in the medical cannabis sector, provides Aurora with access to valuable aggregate data on patient use of medical cannabis, as well as the ability to jointly develop new services for patients, and tailor its product line to offer an industry-leading and demand-matching selection of products and strains tailored to the needs of patients.
Distribution Methods
The Company distributes cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing the medical and adult-use consumer markets in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning 98% of the Canadian population and are operating in other locations worldwide.
The Company’s registered patients can order products directly from Aurora through our online shop, mobile application, or by phoning our client care center. In May 2016, we became the first Licensed Producer to offer same-day delivery of medical cannabis when we launched this service in the Calgary and Edmonton metropolitan areas. We subsequently introduced overnight/next-day delivery. Medical cannabis is, and will continue to be, delivered by secured courier or other methods permitted by the Cannabis Act.
The Company has a supply agreement in place with Shoppers Drug Mart, which currently sells Aurora, CanniMed and MedReleaf products through their e-commerce website. In addition, we have agreements in place with PharmaSave and PharmaChoice, in collaboration with CanvasRX, which allow them to provide patient support and to refer patients into the Aurora network until such time as they can distribute medical cannabis through their pharmacists across Canada.
Aurora has agreements with provincial regulators to supply cannabis for the Canadian adult-use consumer market. Under the terms of these agreements, Aurora supplies the provinces with a wide variety of premium product from its facilities. Supply quantities are determined based on demand on an ongoing basis.
Aurora continues to execute on its international expansion strategy and is currently active in 24 countries outside of Canada. Through a combination of strategic investments, domestic production, and supply agreements, we have amassed a strong early-mover advantage in a growing number of key international markets. With the EU GMP certification of Aurora Mountain, Aurora Ridge and Aurora Deutschland, we are one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing us to sell into the most restrictive and promising markets in the EU, such as Italy.
Research and Development
In addition to the production and sale of medical cannabis, the Company is also focused on research and development activities, which are organized into the following four main areas:

Product development:	Cannabinoid and terpene profiling, isolation and purification

Plant science:	Intellectual property acquired from the acquisition of Anandia, growth experiments, plant health diagnostics, tissue culture, breeding and cultivar development

Biomedical science:	Pre-clinical studies and cannabinoid application, health outcomes, economic impact, targeted indications/therapeutics, health & wellness and clinical studies
Product Development
Aurora has an active product development pipeline and line extensions in both the medical and adult-use consumer markets. In the medical market, Aurora has developed and launched within the last year the following new product formats:

•	Softgel capsules

•	THCA oil

•	Oral Spray

•	THC Hemp Oil

•	CBD Vape cartridge

•	Ultra High CBD Oil (exported to the UK)

•	5:1 THC Oil (exported to the Germany market)
In the adult-use consumer market Aurora had launched new products such as:

•	Pre rolled dried cannabis

•	Softgel capsules
In preparation for the launch of edibles and concentrates in the Canadian adult-use consumer market in December 2019, Aurora has established product development activities in a range of new product types including vape pens, gummy products, chocolate products, baked products and beverages.
On May 21, 2019, the Company announced its partnership with UFC®. This collaboration is expected to significantly advance further clinical research on the relationship between 100% hemp-derived CBD products and athlete wellness and recovery, with a view to accelerating evidence-based CBD product development and education activities. Once research is complete, any resulting product will come to life in the U.S. under the new high-performance sports brand ROAR Sports, a portfolio of high-quality, hemp-derived CBD topical treatments scientifically formulated with elite athletes in mind. Through analysis of athlete needs and scientific data, ROAR Sports will challenge the status quo, seek to alleviate the stresses of competition, and earn designation as the “Official CBD product of UFC.”
Plant Science
Anandia was acquired for its leading research in science and plant genetics and its extensive development portfolio, which includes the exclusive rights to a number of key genes in the cannabinoid pathway, patents pending for genetic markers, as well as its product testing and product development facilities.
On June 7, 2019, the Company announced an investment of $1.75 million over 18 months to upgrade the research and development capabilities of Aurora Prairie in Saskatoon, which is poised to become a world leader in cannabis science.
The large-scale plant tissue culture facility at Aurora Sky is nearing completion, as is the new breeding and R&D cultivation center at Comox. Both facilities will accelerate plant science R&D and technology commercialization.

Aurora’s plant science team continues to work to protect intellectual property for its key cultivars using plant breeders’ rights.
Biomedical science
Building on CanniMed and MedReleaf’s research and development excellence, Aurora continues to expand its portfolio of investigational therapies in varied stages of clinical development to create safe and effective treatment options for pain and neurological conditions. Other studies are underway, focusing on indications ranging from cancer quality of life to pain to refractory epilepsy.
Specialized Skill and Knowledge
All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of cultivation and growing of cannabis, and specifically the unique indoor agricultural skills required for the cultivation of cannabis in accordance with applicable regulatory requirements.
Aurora’s experienced growing team and quality assurance team are focused on generating the highest quality and most consistent product that meets and exceeds Health Canada expectations. The Company has established strict regulatory compliance, a high level of quality assurance, and testing protocols to maintain customer satisfaction. In addition, we have a system that provides additional certainty regarding the purity and safety of the cannabis it produces and sells.
Protection of Intangible Assets
The ownership and protection of the Company’s intellectual property is a significant aspect of our future success. Currently the Company protects its intangible assets through trade secrets, technical know-how and proprietary information. The Company protects its intellectual property by seeking and obtaining registered protection (including patents) where possible, developing and implementing standard operating procedures and entering into agreements with parties that have access to the Company’s inventions, trade secrets, technical know-how and proprietary information such as business partners, collaborators, employees and consultants, to protect the Company’s confidentiality and ownership of its intellectual property. The Company also seeks to preserve the integrity and confidentiality of its inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of the Company’s premises and physical and electronic security of the Company’s information technology systems. In addition, the Company has sought trademark and patent protection in Canada and many other countries.
Industry Overview
Regulatory Framework of Medical and Consumer Cannabis in Canada under the Cannabis Act
On October 17, 2018, the Cannabis Act and Regulations came into effect. The Cannabis Act and Regulations legalize, strictly regulate, and restrict access to cannabis (medical and consumer) in Canada.
The Cannabis Regulations established six classes of licenses: cultivation, processing, analytical testing, sales for medical purposes, research, and cannabis drug licenses.
The Cannabis Regulations have also created sub-classes for cultivation licenses (standard cultivation, micro cultivation, and nursery) and processing licenses (standard processing and micro-processing). Different license types carry different rules and requirements that are intended to be proportionate to the public health and safety risks posed by each license category and/or sub-class. Producers holding production and sale licenses under the ACMPR will be or have been transitioned to coordinating licenses under the Cannabis Act. Licenses issued pursuant to the Cannabis Regulations are valid for a period of up to five years. The Cannabis Regulations permit cultivation license-holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a license must only conduct authorized activities at the location set out in the license.

Security Clearances
Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health, must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister of Health.
Cannabis Tracking and Licensing System
Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system, the purpose of which is to track cannabis throughout the supply chain to help prevent diversion of cannabis into and out of the illicit market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the “CTLS”). License-holders are required to use the CTLS to submit monthly reports to the Minister pursuant to the Cannabis Tracking System Order, SOR/2018-178.
Cannabis Products
As of October 17, 2018, the Cannabis Act and Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds by authorized license holders. On October 17, 2019, the sale of edible cannabis, cannabis extracts and cannabis topicals will be added as classes of cannabis that will be permitted to be sold through medical and adult-use consumer channels.
Packaging and Labelling
The Cannabis Regulations require plain packaging for cannabis products, including strict requirements for logos, colours and branding, and further require mandatory health warnings, a standardized cannabis symbol and specific product information.
Cannabis for Medical Purposes
The Cannabis Regulations set out the regulatory framework for medical cannabis following legalization, which remains substantively consistent with the previous legislation. Some adjustments have been made to align with rules for non-medical consumer use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and sales can only be made by an entity that holds a license to sell under the Cannabis Regulations to patients who: (a) have a medical document authorizing the use of medical cannabis and (b) have registered with the licensed entity. Patients must obtain a medical document from their health care provider and then register as a patient with a holder of a license for sale for medical purposes, with the registration in each case valid for a maximum of one year. The client can then order from the licensed seller online or via telephone and the cannabis will be shipped directly to the client. The Federal government intends to review the medical cannabis system five years from the date of legalization to determine whether to implement any further changes to the regulatory framework.
Health Products and Cosmetics Containing Cannabis
Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to provisions of the Cannabis Act.
Provincial and Territorial Regulatory Regimes
While the Cannabis Act governs the production of cannabis for consumer purposes and related matters by the federal government, the Cannabis Act has authorized the provinces and territories of Canada to regulate other aspects of consumer cannabis, such as sale and distribution, minimum age requirements, and places where cannabis can be consumed.
The government of each Canadian province and territory has in place regulatory regimes for the distribution and sale of cannabis for consumer purposes within those jurisdictions. The following chart outlines the current basic regulatory regime in each province and territory:

Province/Territory	Legal Age	Where it’s Legal to Purchase:	Public Possession Limit
Alberta	18	Private licensed stores or government-operated online store	30 grams
British Columbia	19	Government-operated stores, privately-licensed stores or online	30 grams
Manitoba	19	Private licensed stores or online	30 grams
New Brunswick	19	Government-operated stores or online	30 grams
Newfoundland and Labrador	19	Private licensed stores or government-operated online store	30 grams
Northwest Territories	19	Government-operated stores or online	30 grams
Nova Scotia	19	Government-operated stores or online	30 grams
Nunavut	19	Government-operated online store or by phone	30 grams
Ontario	19	Private licensed stores or government-operated online store	30 grams
Prince Edward Island	19	Government-operated stores or online	30 grams
Quebec	18	Government-operated stores or online	30 grans
Saskatchewan	19	Private licensed stores or online	30 grams
Yukon	19	Private licensed stores or government-operated online store	30 grams
Upcoming Regulatory Framework for Edible Cannabis, Cannabis Extracts, and Cannabis Topicals
On June 14, 2019, Health Canada announced amendments to the Cannabis Regulations setting out the rules governing the legal production and sale of edible cannabis, cannabis extracts, and cannabis topicals.
Pursuant to the Cannabis Act, the amended regulations will come into force on October 17, 2019. License holders will be required to provide 60 days’ notice to Health Canada of their intent to sell new products. This notice can only be provided subsequent to legalization. Assuming Health Canada does not object to the new products being listed for sale, sales will be permitted to authorized retailers and medical patients at the expiry of the 60-day notice period.
Consistent with Health Canada’s existing public health and safety-focused approach to the legalization and strict regulation of cannabis, the amended regulations are intended to reduce the health risks of new classes of cannabis products by establishing tailored safeguards.

Status of Regulatory Framework in the United States
Aurora does not currently have any direct or indirect cannabis investments in the United States, where cannabis remains federally illegal. We will only participate in federally-permissible activities, despite cannabis being legal in certain individual states.

The United States represents the largest cannabis and hemp-derived CBD market globally, and as such Aurora is committed to establishing a substantial operating footprint in the U.S. As part of any U.S. market strategy, we must consider the Company’s stakeholders and how various state and federal regulations will affect the Company’s business prospects. A number of alternatives to grow our presence in the U.S. market are under evaluation and the Company is committed to only engaging in activities which are permissible under both state and federal laws. We believe there are currently market opportunities that are legal at both state and federal levels that can add operating cash flow and be critical pillars of Aurora’s strategy and long-term success. Strategies to best position the Company in market segments that are currently not federally legal are also being evaluated.
International Opportunities
In addition to Canadian domestic operations, we continue to pursue international opportunities, including opportunities to export our medical cannabis products to other countries and opportunities to create international alliances with local partners to apply for cultivation licenses in other countries.
Denmark
The Company has successfully shipped cultivars from its Aurora Mountain facility to Denmark to commence populating the Phase I Aurora Nordic facility, a 100,000 square foot, retrofitted hybrid greenhouse, which will be capable of full production capacity of up to 8,000 kg per year of medical cannabis. Phase I has been designed by ALPS and has been completed to EU GMP standards, incorporating leading -edge technologies. The Company has designed and is in development of Phase II of Aurora Nordic which is expected to be a 1 million square foot hybrid greenhouse facility. Final commissioning of Phase II will be determined in conjunction with local market demand and overall European market demand for medical cannabis. See “Description of Business - Production Facilities and Licenses - Aurora Nordic Facilities”.
Germany
The Company acquired Aurora Deutschland in May 2017. Aurora Deutschland holds all relevant licenses and permits and has been importing, exporting, and distributing cannabis for medical purposes into and within the European Union since December 2015. Aurora Deutschland distributes to more than 1,500 German pharmacies and currently relies exclusively on imported medical cannabis products from federally regulated producers in Canada and the Netherlands.
Germany currently represents the largest single federally-legal medical cannabis market in the world and is experiencing a significant shortage of supply. Of note, Germany is the first county in the world to cover the cost of medical cannabis for any therapeutic application approved by a physician through its national health insurance system. The market for medical cannabis in Germany is expected to expand rapidly.
Italy
Aurora has delivered medical cannabis from Canada to the Italian government through its wholly-owned German subsidiary Aurora Deutschland. The products were then distributed to Italian Pharmacies by the Italian government. This export followed Aurora and Aurora Deutschland’s success in winning a highly-competitive EU-wide public tender to supply medical cannabis to the Italian government through the Italian Ministry of Defense, who oversee medical cannabis production and distribution in Italy.
The Company subsequently won a second tender by the Italian government to supply medical cannabis in Italy. Under this contract, Aurora will supply a minimum of 400 kg of medical cannabis over the two-year contract with the cannabis coming from its Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland. The cannabis will be sold to Agenzia Industrie Difesa (an agency of the Italian Ministry of Defense) for distribution to local pharmacies, who dispense directly to patients.
Malta
On July 24, 2018, Aurora received a Letter of Intent issued from Maltese authorities, approving its application for the establishment of the first seed-to-pharma cannabis operation in Malta, subject to certain conditions. The project includes the construction of a hybrid cultivation, manufacturing, and distribution facility, with operations to be carried out by a new subsidiary, Aurora Malta, to be formed with Aurora’s local Maltese partner, Cherubino Ltd., the largest pharmaceutical wholesaler in the country. Aurora will be the majority shareholder in the new venture. In addition to serving the domestic Maltese market, Malta is strategically located geographically to serve export markets throughout Europe. This project is currently on hold, subject to market demand.
Australia
Aurora owns approximately 22.9% of Australia’s first licensed cannabis company, Cann Group. Cann Group was issued Australia’s first medical cannabis cultivation license in March 2017, in addition to Australia’s first medical cannabis research license in February 2017. Cann Group has also been issued permits that facilitate the establishment of breeding plants for propagation purposes; a research program being undertaken with Australia’s Federal research agency, the Commonwealth Scientific and Industrial Research Organization, to develop unique cannabis extracts; and the supply of plant material for manufacturing into medical cannabis products for patient use. Cann Group is building a world-class business focused on breeding, cultivating and manufacturing medical cannabis for sale and use within Australia.
On July 18, 2017, Aurora entered into a technical services agreement with Cann Group, which covers the period until the end of 2022, to facilitate an exchange of information and support across areas including the cultivation and processing of medical cannabis, extraction and manufacturing technology, and analysis of cannabis extracts.
Cann Group, which has selected ALPS as its project consultancy for a high-technology, high-efficiency, EU GMP-compliant production facility, has secured a lease with Australia Pacific Airports for a five-hectare (12.4 acres) site which is part of the Melbourne Airport precinct. Project preparations, including environmental and regulatory approvals continue to progress well.
Latin America
MedReleaf, as announced on July 24, 2018, acquired MED-Colombia, a company with licenses in Colombia for the cultivation of cannabis and the production of cannabis oil extracts. Through this acquisition, Aurora gained an extensive library of cannabis genetics which Aurora anticipates will resonate well with the market. Diversification of cultivars is considered of great importance for the various markets Aurora services around the world, including the Canadian adult-use consumer market. The acquisition also provides Aurora with the ability to develop additional, low-cost production capacity in Latin America from which the Company can potentially service a number of export markets, in addition to the domestic Colombian market.
On November 22, 2018, the Company acquired ICC, which established Aurora in South America, a continent with over 420 million people. Through the acquisition, the Company has acquired two facilities which are currently in full production, consisting of an aggregate of 21,000 square feet of greenhouse production in Colombia and Uruguay. The acquisition has created a strong foundation for expansion and will leverage ICC’s first mover advantage in South America, bringing significant low-cost production capacity, a well-diversified product portfolio, and extensive distribution channels throughout South America and internationally.
Portugal
In February 2019, the Company announced that it had agreed to terms to acquire a 51% ownership interest in Gaia, a license applicant in Portugal, to establish a local facility to produce medical cannabis and derivative products. Gaia received approval of its application to construct an EU GMP compliant cannabis cultivation facility which will be conducted in phases. Upon completion, the first phase of the facility is expected to have a production capacity of up to approximately 2,000 kg per annum, growing up to 4,000 kg per annum upon completion of the second phase. This project is currently on hold, subject to market demand.
Lithuania
In September 2018, the Company acquired Europe’s largest producer, processor, and supplier of certified organic hemp and hemp products, Agropro, as well as hemp processor and distributor Borela, both based in Lithuania. Agropro, a hemp seed contracting and processing company, and its sister company Borela, a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil, have 1,600 hectares (4,000 acres) under contract, potentially yielding up to 1,000,000 kg of organic hemp with additional contracts available to expand to more than 3,000 hectares across Lithuania, Latvia, Estonia, and Poland.
United Kingdom
In February of this year, the Company was granted approval to complete its first commercial export of cannabis oil to the United Kingdom (UK), making it one of the first Canadian companies to commercially supply cannabis-based medicines into the UK under the new legal framework that came into effect on November 1, 2018.
Luxembourg
In December 2018, the Luxembourg Health Ministry selected Aurora Deutschland for the supply of medical cannabis, with an initial purchase order for approximately 20 kgs. Aurora has commenced its first shipment of high-grade medical cannabis to Luxembourg’s Division de la Pharmacie et des Medicaments, representing the second time the Company received an order directly from a European government. The Company was subsequently selected by the Luxembourg Health Ministry as the exclusive supplier in a public bid to supply a second delivery of medical cannabis to Luxembourg.
Poland
In October 2018, the Polish Ministry of Health granted the Company approval for its first shipment of medical cannabis to Poland, with the shipment to be made by Aurora Deutschland to a pain treatment center and a hospital in Warsaw. This made Aurora the first Licensed Producer to receive a cannabis import permit from the Polish Ministry of Health.
Czech Republic
In November 2018, the Company received an export request and completed its first shipment of medical cannabis products to the Czech Republic, making it the 21st country in which the Company operated in at that time. The initial purchase order was placed by, and products were shipped to Czech Medical Herbs s.r.o., a Czech pharmaceutical wholesaler, who subsequently supplies pharmacies throughout the country.
South Africa
On August 13, 2018, the Company announced that it had, through its wholly-owned subsidiary CanniMed, signed an agreement with Akula Trading Pty Ltd (“Akula”) to supply product for the South African market. The Company has been working with Akula in preparation for the commencement of legalized sales in South Africa.
Employees
As of June 30, 2019, the Company had approximately 2,779 employees (2018 – 967 employees). As of the date of this AIF, the Company has approximately 3,000 employees.
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RISK FACTORS

Our business, operations and outlook are subject to certain risks described below:
Our business is reliant on the good standing of our licenses.
Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.
We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.
Our Canadian licenses are reliant on our established sites.
The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.
As our business continues to grow, any expansion to or update of our current operating sites, or the introduction of new sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect the Corporation’s business, financial condition and operations.
We operate in a highly regulated business and any failure or significant delay in obtaining regulatory approvals could adversely affect our ability to conduct our business.
Achievement of our business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by government authorities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.
Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations, and guidelines may cause material adverse effects on our operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.
We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.
Some companies may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.
In addition, there are currently hundreds of applications for licensed producer’s status being processed by Health Canada. The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.
In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.
Our future success depends upon our ability to achieve competitive production costs through increased production, economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.
We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.
Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are an early-stage enterprise, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.
We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we explore and implement initiatives to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition, results of operations and prospects. This includes any change in the selling price of products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition and operations.
We may not be able to realize our growth targets.
Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.
The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination of, such contracts may adversely impact our business, financial condition and operations.
Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.
We may not be able to successfully develop new products or find a market for their sale.
The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act will come into force permitting the production and sale of cannabis edibles, extracts, and topicals. The impact of these regulatory changes on our business is unknown. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.
As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.
Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
Our success depends on our ability to attract and retain customers. The Cannabis Act and Cannabis Regulations strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.
The cannabis business may be subject to unfavorable publicity or consumer perception.
The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perceptions means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.
Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.
The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on us.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Our success will depend on attracting and retaining key personnel.
Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.
Further, as a Licensed Producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.
Certain of our directors and officers may have conflicts of interests due to other business relationships.
Some of our directors and officers are also directors and officers of other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.
Our expansion efforts may not be successful.
There is no guarantee that our intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with legal cannabis markets will be successful. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our expansion strategy (including receiving required regulatory approvals and permits) could adversely affect our business, financial condition and results of operations and may result in our failing to meet anticipated or future demand for our cannabis-based pharmaceutical products, when and if it arises.

In addition, the construction of current and future Aurora facilities are subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.
We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
We intend to continue to expand our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency’s denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.
Foreign operations in emerging markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and results of operations.
In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.
While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on the Corporation’s business, operations or profitability.
Our business may be affected by political and economic instability.
We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.
We rely on international advisors and consultants in foreign jurisdictions.
The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.
We may be subject to uninsured or uninsurable risks.
While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our financial position and operations.
We may be subject to product liability claims.
As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.
Our cannabis products may be subject to recalls for a variety of reasons.
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and results of operations.
We may become party to litigation, mediation, and/or arbitration from time to time.
We may become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition. Litigation may also create a negative perception of our company. Any decision resulting from any such litigation could have a materially adverse impact on our business and company.
The transportation of our products is subject to security risks and disruptions.
We depend on fast, cost-effective, and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our financial condition and results of operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.
Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.
Our business is subject to the risks inherent in agricultural operations.
Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy, which makes our operations vulnerable to rising energy costs. Accordingly, any rise in energy costs may have a material adverse effect on our ability to produce cannabis.
Although we currently grow and expect to grow the significant majority of our product in climate controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

Our operations are subject to various environmental and employee health and safety regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to protect our intellectual property.
Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Corporation’s business, financial condition and results of operations.
We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.
In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.
Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, results of operations and financial condition.

We may be subject to risks related to our information technology systems, including cyber-attacks.
We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our reputation and results of operations.
Cyber-attacks could result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial results and operations.
We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
Over the past 24 months, we have completed a number of significant acquisitions, including our acquisitions of MedReleaf and CanniMed. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.
The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.
As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of the Company’s subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in the Company’s results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the same industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry, business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations in the costs of vital production inputs, materials and services;

•	changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.
Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.

Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.
Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.
The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of your convertible debentures/notes.
We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.
There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.
We must meet continuing listing standards to maintain the listing of our Common Shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•
a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.
As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the common shares.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately and reliably report our financial results or prevent fraud. As a result, investors may lose confidence in our ability to report financial and other information, which may harm our business, the trading price of our common shares and market value of other securities.
Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we will be required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2020. There is no assurance that our efforts to develop and maintain our internal controls will be successful or sufficient to meet our obligations under SOX. Effective internal controls are required for us to accurately and reliably report our financial results and other financial information. Any failure to design, develop or maintain effective controls; or difficulties encountered in implementing, improving or remediating lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading price of our common shares and market value of other securities.
The Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.
We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.
The Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.
Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.
We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.
Potential U.S. Entry Restrictions.
A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents.
Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.
_______________________________________________________________________________________________
DIVIDENDS AND DISTRIBUTIONS
Aurora has not declared nor paid any cash dividends on any of its issued shares since its inception. Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents.
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DESCRIPTION OF CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class A shares with a par value of $1.00 each; and an unlimited number of Class B shares with a par value of $5.00 each.
Common Shares
Each Common Share carries the right to attend and vote at all general meetings of shareholders.  Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Class A Shares
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.
Class B Shares
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.
As of the date of this AIF, there were 1,028,762,723 Common Shares issued and outstanding and 1,187,851,466 on a fully-diluted basis. No class A Shares or Class B Shares are issued or outstanding.
As of the date of this AIF, the dilutive securities are summarized as follows:

Security Type	Common Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds or debt reduction if exercised ($)
Warrants (1)	23,939,396	7.99	N/A
Stock Options	67,750,208	6.83	N/A
Convertible Debentures	65,310,447	10.81	N/A
RSUs	1,959,672	N/A	N/A
DSUs	29,000	N/A	N/A
Notes:

(1)
Details of warrants outstanding: (i) 2,187,393 common share purchase warrants exercisable at a price of $6.94 until November 22, 2020; (ii) 9,727,633 common share purchase warrants exercisable at a price of $9.65 until January 31, 2020; (iii) 5,685,435 common share purchase warrants exercisable at a price of $4.00 until November 2, 2020; (iv) 633 common share purchase warrants exercisable at a price of $3.00 until November 2, 2020; (v) 6,173,835 common share purchase warrants exercisable at a price of $9.3717 until August 9, 2023; and (vi) 164,467 common share purchase warrants exercisable at a price of $9.6741 until August 22, 2024.

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MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares have been listed on the TSX under the trading symbol “ACB” since July 24, 2017. The following tables set forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	TSX Price Range		Total Volume
	High	Low
July 2018	9.52	6.53	189,587,987
August 2018	9.38	5.29	428,603,704
September 2018	13.48	7.65	740,328,157
October 2018	16.24	7.25	872,736,309
November 2018	10.65	7.07	372,391,491
December 2018	8.31	6.21	253,376,955
January 2019	9.97	6.59	406,049,392
February 2019	10.94	8.83	325,088,920
March 2019	13.67	9.35	441,776,351
April 2019	12.62	11.30	155,536,967
May 2019	12.24	10.17	130,560,533
June 2019	10.65	9.27	90,896,815
Prior Sales
During the year ended June 30, 2019, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
Stock Options
July 4, 2018	Stock Options	150,000	$9.28
July 12, 2018	Stock Options	236,000	$9.03
July 13, 2018	Stock Options	50,000	$8.93
July 17, 2018	Stock Options	65,000	$8.06
July 19, 2018	Stock Options	340,000	$7.96
July 20, 2018	Stock Options	140,000	$7.68
July 24, 2018	Stock Options	80,000	$7.70
July 26, 2018	Stock Options	11,404,830	$2.66
July 26, 2018	Stock Options	328,896	$5.45
July 26, 2018	Stock Options	436,144	$4.79
July 26, 2018	Stock Options	580,489	$8.28
July 26, 2018	Stock Options	918,775	$5.45
July 26, 2018	Stock Options	364,650	$4.79
July 26, 2018	Stock Options	80,000	$6.94
July 31, 2018	Stock Options	180,000	$6.81
August 3, 2018	Stock Options	5,527,000	$7.39
August 7, 2018	Stock Options	160,000	$6.54
August 13, 2018	Stock Options	130,000	$6.09
August 20, 2018	Stock Options	160,000	$6.50
August 21, 2018	Stock Options	70,000	$7.61
August 24, 2018	Stock Options	10,000	$8.03
August 27, 2018	Stock Options	25,000	$8.59
August 29, 2018	Stock Options	80,000	$8.54
August 31, 2018	Stock Options	40,000	$8.79
September 6, 2018	Stock Options	120,000	$8.68
September 14, 2018	Stock Options	200,000	$8.30
September 17, 2018	Stock Options	1,100,000	$8.54
September 24, 2018	Stock Options	220,000	$11.84
September 25, 2018	Stock Options	40,000	$12.27
September 28, 2018	Stock Options	200,000	$11.68
October 3, 2018	Stock Options	375,000	$11.93
October 9, 2018	Stock Options	343,000	$12.81
October 12, 2018	Stock Options	65,000	$12.62
October 23, 2018	Stock Options	130,000	$11.42
October 25, 2018	Stock Options	120,000	$9.46
October 31, 2018	Stock Options	130,000	$7.97
November 6, 2018	Stock Options	163,750	$9.56
November 8, 2018	Stock Options	40,000	$10.59
November 9, 2018	Stock Options	730,000	$9.94
November 14, 2018	Stock Options	100,000	$8.74
November 20, 2018	Stock Options	120,000	$8.02
November 27, 2018	Stock Options	288,000	$7.51

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
November 28, 2018	Stock Options	60,000	$7.29
November 30, 2018	Stock Options	140,000	$7.51
December 5, 2018	Stock Options	270,000	$7.12
December 6, 2018	Stock Options	30,000	$6.21
December 7, 2018	Stock Options	655,000	$7.05
December 11, 2018	Stock Options	100,000	$7.67
December 12, 2018	Stock Options	68,000	$7.93
December 13, 2018	Stock Options	120,000	$8.15
December 14, 2018	Stock Options	240,000	$7.61
December 17, 2018	Stock Options	220,000	$7.84
December 18, 2018	Stock Options	40,000	$7.41
December 21, 2018	Stock Options	702,000	$6.88
December 28, 2018	Stock Options	80,000	$6.80
January 2, 2019	Stock Options	200,000	$6.78
January 3, 2019	Stock Options	250,000	$7.09
January 4, 2019	Stock Options	195,000	$6.91
January 8, 2019	Stock Options	300,000	$6.99
January 9, 2019	Stock Options	201,000	$6.68
January 11, 2019	Stock Options	75,000	$7.88
January 14, 2019	Stock Options	205,000	$8.47
January 15, 2019	Stock Options	40,000	$9.00
January 16, 2019	Stock Options	40,000	$9.26
January 17, 2019	Stock Options	120,000	$9.72
January 21, 2019	Stock Options	68,000	$8.53
January 22, 2019	Stock Options	40,000	$8.40
January 23, 2019	Stock Options	20,000	$8.28
January 25, 2019	Stock Options	120,000	$8.84
January 28, 2019	Stock Options	40,000	$8.88
January 31, 2019	Stock Options	80,000	$9.08
February 4, 2019	Stock Options	120,000	$9.70
February 5, 2019	Stock Options	195,000	$10.55
February 11, 2019	Stock Options	80,000	$9.95
February 13, 2019	Stock Options	170,000	$9.47
February 15, 2019	Stock Options	218,000	$9.43
February 21, 2019	Stock Options	465,000	$9.30
February 26, 2019	Stock Options	40,000	$9.59
February 27, 2019	Stock Options	40,000	$10.20
March 5, 2019	Stock Options	275,000	$9.60
March 8, 2019	Stock Options	140,000	$10.20
March 12, 2019	Stock Options	160,000	$10.62
March 13, 2019	Stock Options (1)	19,961,754	$10.34
March 13, 2019	Stock Options	650,000	$10.64
March 15, 2019	Stock Options	220,000	$11.92
March 18, 2019	Stock Options	525,000	$12.83

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
March 21, 2019	Stock Options	320,000	$13.03
March 25, 2019	Stock Options	150,000	$12.10
March 28, 2019	Stock Options	512,500	$11.83
March 29, 2019	Stock Options	55,000	$11.85
April 4, 2019	Stock Options	150,000	$11.93
April 5, 2019	Stock Options	120,000	$11.95
April 8, 2019	Stock Options	40,000	$12.28
April 9, 2019	Stock Options	68,000	$12.15
April 16, 2019	Stock Options	335,000	$11.37
April 17, 2019	Stock Options	60,000	$11.82
April 23, 2019	Stock Options	220,000	$12.32
April 24, 2019	Stock Options	80,000	$12.28
April 30, 2019	Stock Options	143,000	$12.18
May 1, 2019	Stock Options	185,000	$12.17
May 6, 2019	Stock Options	200,000	$11.80
May 8, 2019	Stock Options	40,000	$11.58
May 9, 2019	Stock Options	200,000	$11.58
May 10, 2019	Stock Options	200,000	$11.25
May 13, 2019	Stock Options	55,000	$10.83
May 15, 2019	Stock Options	215,000	$11.32
May 16, 2019	Stock Options	70,000	$11.67
May 21, 2019	Stock Options	40,000	$11.71
May 22, 2019	Stock Options	80,000	$11.62
May 24, 2019	Stock Options	50,000	$11.10
May 28, 2019	Stock Options	80,000	$11.25
May 30, 2019	Stock Options	20,000	$10.96
June 3, 2019	Stock Options	40,000	$10.27
June 4, 2019	Stock Options	95,000	$9.64
June 6, 2019	Stock Options	40,000	$10.37
June 10, 2019	Stock Options	120,000	$10.13
June 11, 2019	Stock Options	42,125	$10.52
June 12, 2019	Stock Options	120,000	$10.32
June 13, 2019	Stock Options	120,000	$10.32
June 25, 2019	Stock Options	20,000	$9.94
June 26, 2019	Stock Options	125,000	$9.84
June 28, 2019	Stock Options	230,000	$10.24
Convertible Notes
January 24, 2019	Senior Notes (2)	47,737,650	US$7.32
Warrants
July 25, 2018	Warrants	10,278,125	$9.65
August 8, 2018	Warrants	6,358,210	$9.37
November 22, 2018	Warrants	2,255,219	$6.94
March 13, 2019	Warrants	74	$6.94

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share
April 9, 2019	Warrants	1,342	$6.94
June 10, 2019	Warrants	388	$6.94
RSU and DSUs
July 12, 2018	RSUs	128,527	$9.03
August 3, 2018	RSUs	440,000	$7.39
September 17, 2018	RSUs	55,000	$8.54
November 9, 2018	RSUs	10,000	$9.94
November 30, 2018	DSUs	24,000	$7.51
February 15, 2019	RSUs	5,000	$9.43
February 15, 2019	DSUs	5,000	$9.43
February 21, 2019	RSUs	75,000	$9.30

(1)
These options were granted to ACI Holdings. See “Developments during the Financial Year ended June 30, 2019”. These options are inducement options and do not form part of the allocation under our Stock Option Plan.

(2)
These Senior Notes are unsecured, mature on February 28, 2024 and bear interest at a rate of 5.5% per annum, payable semi-annually. The initial conversion rate for the Senior Notes is 138.37 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per Common Share. The initial conversion rate is subject to adjustment in certain events.

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ESCROWED SECURITIES
The following table includes the balance of escrowed securities as at June 30, 2019:

Designation of Class	Number of Securities held in Escrow (1)	Percentage of Class (2)
Common Shares	723,255	0.07%
Options	Nil	Nil
Warrants	Nil	Nil
Notes:

(1)
Pursuant to an escrow agreement dated November 30, 2017, 2,878,934 Common Shares were deposited into escrow with respect to the acquisition of H2. The escrowed Common Shares were to be released upon achievement of certain milestones relating to the completion of construction of a production facility and receipt of relevant licenses to cultivate and sell medical cannabis. As of the date of this AIF, all applicable milestones have been achieved and the applicable quantities of Common Shares have been released. The balance of Common Shares held in escrow are pending cancellation.

(2)	Based on 1,017,438,744 Common Shares issued and outstanding as at June 30, 2019.
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DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets forth information regarding our directors and executive officers. Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.

Name and Province or State and Country of Residence	Position with Aurora	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Michael Singer Quebec, Canada	Executive Chairman	May 2016
Executive Chairman of Aurora; CPA, CGA, Consultant and Entrepreneur; Previously was independent Director and Chairman of the Board from May 2016 until February 2019; CFO of Clementia Pharmaceuticals Inc. from May 2015 until July 2018; CFO of Bedrocan Cannabis Corp. from May 2014 to June 2015.

Terry Booth Alberta, Canada	CEO and Director	December 2014	Chief Executive Officer and Director of Aurora; President and part owner of Superior Safety Codes Inc.
Steve Dobler Alberta, Canada	President and Director	December 2014	President and Director of Aurora; Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002.
Ron Funk(2) (3) (4) Ontario, Canada	Lead Independent Director	July 2018	Owner of Funk Consulting (May 2009 to present).
Jason Dyck(3) (4) (5) Alberta, Canada	Independent Director	March 2015	Director of Aurora; Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President, Metabolic Modulators Research Ltd. since July 1999.
Norma Beauchamp(4) (5) Ontario, Canada	Independent Director	July 2018	Director of Aurora; Self-employed public company director; past President and CEO, Cystic Fibrosis Canada.
Margaret (“Shan”) Atkins(2) (5) Florida, USA	Independent Director	February 2019
Director of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; Self-employed public company director (May 2003 to present); Owner of Chetrum Capital LLC (2002 to February 2018).

Adam Szweras(2) (3) Ontario, Canada	Independent Director	August 2015	Director of Aurora; Barrister & Solicitor; Partner at Fogler, Rubinoff LLP since February 2006; and Chairman of Foundation Markets Inc. since December 2005.
Glen Ibbott British Columbia, Canada	Chief Financial Officer	May 2017
Chief Financial Officer of Aurora; Chartered Professional Accountant (CPA, CA) and Certified Public Accountant; CFO of QLT Inc. from January 2015 to April 2017; Vice President of Finance of Nordion Inc. August 2010 to Dec 2014.

Cam Battley Ontario, Canada	Chief Corporate Officer	March 2016	Chief Corporate Officer of Aurora; Executive Vice-President of Aurora (March 2016 to January 2018); President at Health Strategy Group (December 1997 to March 2016).
Allen Cleiren Alberta, Canada	Chief Operating Officer	May 2017
Chief Operating Officer of Aurora; Chartered Professional Accountant (CPA, CA); COO of Jardine Lloyd Thompson Canada Inc. from June 2016 to June 2017; Executive Vice-President of Universal Rail Systems Inc., from April 2012 to February 2016.

Name and Province or State and Country of Residence	Position with Aurora	Director or Officer Since	Principal Occupation(s) for the Last Five years(1)
Darren Karasiuk Ontario, Canada	Chief Commercial Officer	September 2018
Chief Commercial Officer of Aurora; former Senior Vice President, Recreational Marketing at MedReleaf; Associate at Marijuana Policy Group, LLC from October 2016 to March 2018; Vice President, Insights and Advisory at Deloitte Canada from August 2015 to October 2016; Vice President, Strategy at Environics Research Group Ltd. from 2011 to July 2015.

Neil Belot British Columbia, Canada	Chief Global Business Development Officer	September 2015
Chief Global Business Development Officer of Aurora; Chief Brand Officer at Aurora from September 8, 2015 to March 20, 2017; Executive Director of Canadian Medical Cannabis Industry Association from November 2014 to September 2015; Gas Portfolio & Energy Services Manager of Housing Services Corp. from September 2012 to September 2014.

Jonathan Page British Columbia, Canada	Chief Science Officer	November 2018	Chief Science Officer of Aurora; CEO at Anandia Laboratories (January 2014 to October 2018).
Jillian Swainson Alberta, Canada	Chief Legal Officer and Corporate Secretary	February 2018	Chief Legal Officer and Corporate Secretary of Aurora; Senior VP and General Counsel (January 2018 to February 2019); former Partner at Brownlee LLP.
Debra Wilson Alberta, Canada	Chief Human Resources Officer	June 2017
Chief Human Resources Officer of Aurora; Vice President, Human Resources of Aurora, June 2017 to August 2018; Instructor at Northern Alberta Institute of Technology, August 2016 to July 2017; Director of HR of Universal Rail from October 2013 to March 2016; VP of HR & OD of Alberta Pensions Services from January 2011 to October 2016.

Darryl Vleeming Alberta, Canada	Chief Information Officer	October 2017	Chief Information Officer of Aurora; Chief Information Officer at Capital Power (August 2006 to September 2017).
Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.

(2)	Member of the Audit Committee

(3)	Member of the Human Resources and Compensation Committee

(4)	Member of the Nominating and Corporate Governance Committee

(5)	Member of the Science Committee
As of the date of the AIF, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 38,500,000 Common Shares, representing approximately 3.7% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Exception:
Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 16, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.
No director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Conflicts of Interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction.

If a conflict of interest arises, the Company will follow the provisions of the BCBCA dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.
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LEGAL PROCEEDINGS
During the financial year ended June 30, 2019, there are no legal proceedings to which the Company is a party to or to which any of its property is subject outside of the ordinary course of the Company’s business, and no such proceedings are known to the Company to be contemplated.
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INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this AIF and in the consolidated financial statements of the Company for the year ended June 30, 2019, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current year that has materially affected or is reasonably expected to materially affect the Company.
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TRANSFER AGENT AND REGISTRARS
The Company’s Registrar and Transfer Agent is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
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MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the 12-month period ended June 30, 2019 which are material, or entered into before the 12-month period ended June 30, 2019, but are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations, are the following:

•	the acquisition of CanvasRx on August 17, 2016;

•	the Master Services Agreement with Radient;

•	the investment in Alcanna;

•	the Arrangement Agreement with MedReleaf on July 25, 2018;

•	the acquisition of Anandia on August 8, 2018;

•	the $200 million debt facility with the Bank of Montreal; and

•	the acquisition of ICC.
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INTEREST OF EXPERTS
Name of Experts
The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:
KPMG LLP, the Company’s independent auditors, has prepared an independent audit report dated September 10, 2019 in respect of the Company’s audited consolidated financial statements for the years ended June 30, 2019 and 2018.
Interests of Experts
KPMG LLP, auditors of the Company, have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Chartered Professional Accountants of British Columbia.
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AUDIT COMMITTEE
The Company’s audit committee has various responsibilities as set forth in NI 52-110 made under securities legislation, concerning constitution of its audit committee and its relationship with its independent auditor and among such responsibilities being a requirement that the audit committee establish a written charter that sets out its responsibilities.
Composition of the Audit Committee
At the present time, the Company’s Audit Committee is composed of the following members:

Member	Independent/Not Independent (1)	Financially Literate/ Not Financially Literate (2)	Relevant Education and Experience
Margaret (Shan) Atkins Chair	Independent	Financially Literate
Shan is a chartered public accountant in Canada, a certified public accountant in the United States and holds an MBA through Harvard Business School and a BComm (with honours) through Queens University. She has acted as an independent director and as chair of the audit committee for a number of public companies.

Adam Szweras	Independent	Financially Literate	Adam is a partner at Fogler, Rubinoff LLP. He is currently Chairman of a merchant bank and serves as a director and/or officer and audit committee member for other publicly traded companies.
Ron Funk	Independent	Financially Literate
Ron holds an MBA from Kellogg/Schulich and has been providing consulting services since 2009. He previously served on the Board of MedReleaf prior to its acquisition by the Company, where he served as a member of its audit committee.

Notes:

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Charter
A copy of the charter of the audit committee is available as Schedule “A” to this AIF.
Audit Committee Oversight
The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG for the fiscal year ended June 30, 2019.
Reliance on Certain Exemptions
At no time has the Company relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, other than as set out in the audit committee charter.
External Auditor Service Fees (By Category)
The Audit Committee has reviewed the nature and amount of the audit services provided by KPMG to the Company to ensure auditor independence. The aggregate fees billed by the Company’s external auditor during the financial years ended June 30, 2019 and June 30, 2018 are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2019	1,655,500	19,341	967,352	1,655,500
2018 (5)	890,000	—	15,345	—
Notes

(1)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters.

(2)
“Audit-Related Fees” includes fees for assurance related services that have not been reflected under (1). This includes, but is not limited to, the review of the Annual Information Form and consultations on new accounting standards and matters and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” includes fees for, tax planning, tax structuring and tax advice. The Company incurred $176,000 of tax compliance fees for the financial period ending June 30, 2019.

(4)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

(5)
MNP LLP, Chartered Professional Accountants (“MNP”), was the auditor of Aurora for Aurora’s financial year ended June 30, 2018. MNP resigned as the auditors of Aurora, effective July 1, 2018, the beginning of Aurora’s fiscal year 2019, to facilitate the appointment of KPMG. For more information, refer to the Notice of Change of Auditor dated September 25, 2018 filed under Aurora’s SEDAR profile on October 3, 2018. The 2018 external auditor fees were billed by MNP.

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ADDITIONAL INFORMATION
Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.
Additional financial information is provided in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2019 which may be obtained upon request from Aurora’s head office, or may be viewed on the Company’s website (www.auroramj.com).

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

Purpose
The primary purpose of the Audit Committee (“the Committee”) of the Board of Directors (“the Board”) of Aurora Cannabis Inc. (“Aurora” or “the Company”) shall be to act on behalf of the Board in fulfilling the Board’s oversight responsibilities with respect to:

(i)	The integrity of the Company’s financial statements;

(ii)	The Company’s compliance with legal and regulatory requirements;

(iii)	The independent auditor’s qualifications and independence; and

(iv)	The performance of the Company’s internal audit function and independent auditor.
The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee, the Auditors, and the Company’s financial management teams.
Composition
The Committee shall consist of at least three (3) members of the Board and shall satisfy the independence and financial literacy requirements imposed by the applicable securities legislation and by any stock exchange policies on which any of the Company’s capital stock is listed, including any exceptions permitted by such requirements.
Term of Office
The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a Director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.
Chair
The Board will appoint the Chair of the Committee annually, to be selected from the members of the Committee. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed
Meetings and Minutes
The Committee will meet at least once during each fiscal quarter and hold such meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each Director of the Company.
Quorum
A quorum at any meeting will be a simple majority of Committee members, provided that if the number of Committee members is an even number, one half of the number plus one shall constitute a quorum.
Duties and Responsibilities
The Audit Committee is appointed by the Board of Directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

Interaction with the Independent Auditor:

(a)
Appointment and Oversight. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing the audit, review or attest services for the Company, and the independent auditor and such other registered public accounting firm must report directly to the Committee. The Committee, or the Chair of the Committee, must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the Committee.

(b)	Annual Report on Independence and Quality Control. The Committee must, as least annually, obtain and review a report from the independent auditor describing:

(i)	The auditing firm’s internal quality-control procedures;

(ii)
Any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and

(iii)	All relationships and services between the independent auditor and the Company in order to assess the independent auditors’ independence.

Annual Financial Statements and Annual Audit

(c)	Audit Problems. The Committee must discuss with the independent auditor any audit problems or difficulties and management’s response.

(d)
Annual Report on Form 20-F Review. The Committee must review and discuss the annual audited financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)
Audit Committee Report. The Committee must provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements.

Quarterly Financial Statements

(f)
Form 10-Q Review. The Committee must review and discuss the quarterly financial statements with management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(g)
Approval. The Committee, as delegated by the Board, has the authority to approve the quarterly financial statements and accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Other Duties and Responsibilities

(h)
Enterprise Risk and Assurance. The Enterprise Risk and Assurance (“ERA”) function provides management and the Audit Committee with ongoing assessment and information regarding the Company’s risk management processes and system of internal control, including the delivery of internal audit services and assurance projects. ERA will functionally report to the Audit Committee. Oversight responsibilities of the Committee include:

(i)	Implementation. The Committee must assist with Board oversight of the design and implementation of the ERA function.

(ii)	Risk Assessment and Risk Management. The Committee must discuss the Company’s policies with respect to risk assessment and risk management.

(iii)
Approve the Enterprise Risk and Assurance Charter. The Committee must approve the Enterprise Risk and Assurance Charter, significant revisions, as well as receive communication from the function’s leadership on an annual basis confirming the scope, mandate, and independence of the ERA function.

(iv)
Annual Risk-Based Audit and Assurance Plan. The Committee must annually approve the annual Risk-Based Audit and Assurance Plan, which includes the planned projects for the upcoming fiscal year, as well as any significant changes to the plan during the fiscal year to accommodate ad-hoc and management requests.

(v)
Quarterly Reporting. The Committee must receive communications from the function’s leadership on performance relative to the Risk-Based Audit and Assurance Plan, results of planned projects, the ERM Framework, and other matters.

(vi)
Function Performance. The Committee must discuss the effectiveness of the ERA function and approve any decisions regarding the appointment and removal of the Senior Manager, Enterprise Risk and Assurance.

(i)	Review of Earnings Releases. The Committee must discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

(j)	Hiring of Independent Auditor Employees. The Committee must set clear hiring policies for employees or former employees of the Company’s independent auditor.

(k)
Complaint Procedures. The Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

(l)	Reports to the Board of Directors. The Committee must report regularly to the Board regarding the activities of the Committee.

(m)	Committee Self-Evaluation. The Committee must at least annually perform an evaluation of the performance of the Committee.
The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.
Pre-Approval of Non-Audit Services
The Audit Committee may delegate to the chair the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.
External Advisors
The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.
External Auditors
The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)
review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)
before the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)	resolve any disagreements between management and the external auditors regarding financial reporting;

(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)	receive from the external auditors timely reports of:

(i)	all critical accounting policies and practices to be used;

(ii)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management.
Legal Compliance
On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.
Complaints
Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.
Review and Disclosure
The Committee will periodically review and reassess this Charter as it deems appropriate and submit any recommend changes to the Board for approval.
The Committee will ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.